IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CREDIT SUISSE FIRST BOSTON MORTGAGE ACCEPTANCE CORP.	0000834163
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for February 19, 2002	33-22364 ~~333-65554~~
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 19, 2002.

CREDIT SUISSE FIRST BOSTON MORTGAGE ACCEPTANCE CORP.

By: ______________________________
Name:
Title:

NY1 5247480v3

2

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by Credit Suisse First Boston Corporation	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE ACCEPTANCE CORP.
Credit Suisse First Boston Mortgage Acceptance Corp.,
CSFB Mortgage Pass-Through Certificates, Series 2002-HE4

NY1 5147404v1

DERIVED INFORMATION [2/14/02]

[$335,000,000] Bonds Offered (Approximate)

CSFB Trust Series 2002-HE4

Credit Suisse First Boston Mortgage Acceptance Corp.
Depositor

[TBD]
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[$335,000,000] (Approximate)
CSFB Trust 2002-HE4
Mortgage Pass-Through Certificates, Series 2002-HE4

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-2	[211,000,000]	II	Senior/Adj/Wrap	LIBOR + [ ]%	[2.9]	AAA/Aaa
M-1	[55,500,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.2]	AA/Aa2
M-2	[51,000,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.2]	A/A2
B	[17,500,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[5.2]	BBB+/Baa1
Total	[335,000,000]					

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[550,000,000]	I	Senior/Adj/Wrap	LIBOR + [ ]%	[2.7]	AAA/Aaa
A-IO	Notional (4)	I & II	Variable IO	(5)	N/A	AAA/Aaa
R (3)	[50]	III	Residual	LIBOR + [ ]%	N/A	AAA/---
X	[0]	I & II	Subordinate	N/A	N/A	N/A

(1) The fixed rate collateral ramp assumes [4%] CPR increasing to [20%] CPR in month [12] and the adjustable rate collateral ramp assumes [6%] CPR increasing to [28%] CPR in month [18]. Bonds are priced to call.
(2) The coupons on the Offered Certificates are capped by the applicable Net Funds Cap as described below.
(3) Non-economic residual with the tax liabilities of the REMIC.
(4) Notional amount is equal to (a) [58.50%] of the sum of the Class A-1 and Class A-2 Certificate balances until the 30th Distribution Date and (b) zero on the 31st Distribution Date and thereafter.
(5) [8.00]% less one month LIBOR, subject to an available funds cap.

6

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston Corp (sole manager).
Depositor:	Credit Suisse First Boston Mortgage Acceptance Corp
Servicer:	[36%] by Olympus Servicing, L.P., and [13%] by Ocwen Federal Bank FSB, and [51%] by [TBD]
Special Servicer:	Olympus Servicing, L.P. (formerly Calmco Servicing, L.P.)
Trustee:	TBD
Bond Insurer:	Financial Security Assurance Inc. (AAA/Aaa)
Cut-off Date:	On or about February 1, 2002 for the initial Mortgage Loans.
Investor Settlement:	On or about [February 27, 2002], Closing Date [February 26, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in March 2002
Accrual Period:	For any class of certificates and any Distribution Date, the period commencing on the immediately preceding Distribution Date (or, in the case of the first Accrual Period, with respect to the Certificates (other than the Class A-IO Certificates), the closing date, and with respect to the Class A-IO Certificates, February 25, 2002) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	[0] days.
Pricing Prepayment Speed:	With respect to the fixed rate Mortgage Loans, 100% of the prepayment assumption (the "Fixed PPC") describes prepayments starting at [4%] CPR in month 1, increasing by approximately [1.4545%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter. With respect to the adjustable rate Mortgage Loans, 100% of the prepayment assumption (the "ARM PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.2941%] CPR per month to [28%] CPR in month [18], and remaining at [28%] CPR thereafter.
Certificate Ratings:	The Class A Certificates, Class M-1, Class M-2, and Class B Certificates are expected to be rated by S&P/Moody's. Class A: AAA/Aaa Class M-1: AA/Aa2 Class M-2: A/A2 Class B: BBB+/Baa1
Optional Call:	The transaction will have a 10% optional call.
Prefunding Amount:	Approximately 10% - 15%.
Capitalized Interest Account	TBD
Offered Certificates:	The Class A-2, Class M-1, Class M-2, and Class B Certificates
ERISA Eligibility:	[Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-IO, Class M-1, Class M-2, and Class B may be purchased by employee benefit plans that are subject to ERISA]
SMMEA Treatment:	[The Class A-1, Class A-2, Class A-IO, and Class M-1 ***will*** constitute "mortgage related securities" for purposes of SMMEA. The Class M-2 and Class B ***will not*** constitute "mortgage related securities" for purposes of SMMEA].
Taxation:	REMIC.

Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Certificates, except Class A-IO, will be increased (1) by the lesser of (a) 50 basis points and (b) the initial pass-through margin for the Class A certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, and Class B.
Expense Fee Rate:	The per annum rate at which the servicing, trustee, loss mitigation advisor and mortgage insurer (as applicable) fees accrue.
Pass-through Rate:	The pass-through rate for each Class of Certificates (other than Class A-IO) for each distribution date is a per annum rate equal to the lesser of (i) the sum of the one-month LIBOR for that distribution date plus the related certificate margin and (ii) the applicable Net Funds Cap. The pass-through rate for the Class A-IO Certificates for each distribution date is a per annum rate equal to the lesser of (i) the excess, if any, of 8.00% over one-month LIBOR for that distribution date and (ii) the Class A-IO Net Funds Cap.
Group I Excess Interest Amount:	For any Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date pursuant to subclause (1)(A) of the Monthly Excess Cashflow waterfall and a fraction the numerator of which is the Principal Remittance Amount derived from Loan Group 1 and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.
Class A-1 Net Funds Cap:	For any Distribution Date and the Class A-1 Certificates, will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 1 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 1 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-2 Net Funds Cap:	For any Distribution Date and the Class A-2 Certificates will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 2 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 2 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-IO Net Funds Cap:	For any Distribution Date and the Class A-IO Certificates, a per annum rate equal to the weighted average of (1)(A) the Class A-1 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (B) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-1 Certificates on that Distribution Date by the Class Principal Balance of the Class A-1 Certificates immediately prior to that Distribution Date; and (2)(X) the Class A-2 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (Y) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-2 Certificates on that Distribution Date by the Class Principal Balance of the Class A-2 Certificates immediately prior to that Distribution Date; weighted according to the respective Class Principal Balances of (a) the Class A-1 and (b) Class A-2 Certificates.
Subordinate Net Funds Cap:	For any Distribution Date and the Class M-1, Class M-2 and Class B Certificates, will be a per annum rate equal to a weighted average of (i) the Class A-1 Net Funds Cap and (ii) the Class A-2 Net Funds Cap for such Distribution Date; weighted on the basis of the Subordinate Group 1 Balance and Subordinate Group 2 Balance.

Subordinate Group 1 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 1 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-1 Certificates.
Subordinate Group 2 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 2 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-2 Certificates.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	For the Class A-1 and Class A-2 Certificates and any distribution date, an annual rate equal to the weighted average of (i) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in the related loan group and (ii) the Net Mortgage Rates of the fixed-rate mortgage loans in the related loan group. For the Class M-1, Class M-2 and Class B Certificates and any distribution date, an annual rate equal to the weighted average of (x) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in both loan groups and the (y) Net Mortgage Rates of the fixed-rate mortgage loans in both loan groups.
Net Mortgage Rate:	As to each mortgage loan, and at any time, the per annum rate equal to the mortgage rate of such mortgage loan less the rate at which such loan's Expense Fee Rate accrues.
Principal and Interest Advancing:	The servicers will be obligated to make advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.
Optimal Interest Remittance Amount	For any Distribution Date and Loan Group, will be equal to the excess of (i) the product of (1) (x) the weighted average Net Mortgage Rate of the Mortgage Loans in such Loan Group as of the first day of the related Collection Period less the product of (a) the FSA Premium Rate multiplied by (b) the aggregate Class Principal Balance of either (I) the Class A-1 or (II) Class A-2 Certificates, as applicable for such Loan Group, divided by the applicable Aggregate Loan Group Collateral Balance as of the first day of the related Collection Period, divided by (y) 12 and (2) the applicable Aggregate Loan Group Collateral Balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount for that Loan Group which did not arise as a result of a default or delinquency of the related Mortgage Loans.
Credit Enhancement:	1. Excess cashflow (including claims on any MI policies). 2. Overcollateralization. 3. Subordination (see table below).

9

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[14.00]%	[17.50]%	[35.00]%
M-1	[7.75]%	[11.25]%	[22.50]%
M-2	[2.00]%	[5.50]%	[11.00]%
B	[0.00]%	[3.50]%	[7.00]%

* Prior to stepdown date, based on Maximum Pool Balance.

** After stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is [3.50]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [7.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date and the senior certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the overcollateralization amount, in each case prior taking into account the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the related remittance period.

Stepdown Date: The later to occur of (i) the Distribution Date in March 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to [35.00]%.

Trigger Event: TDB

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Group Allocation Amount: For any distribution date, the product of the Senior Principal Payment Amount for that distribution date and a fraction, the numerator of which is the Principal Remittance Amount derived from the related loan group and the denominator of which is the Principal Remittance Amount for both loan groups, in each case for that distribution date (as described in the prospectus supplement).

Distributions to Certificateholders:

I. The Interest Remittance Amount from the loan groups shall be distributed on each Distribution Date as follows:

1. From Group 2, to the Bond Insurer [and MI provider, if any], the policy premium amounts;
2. From Group 2, to the Trustee, the trustee fee;
3. From Group 1, to the Bond Insurer [and the MI provider, if any], the policy premium amounts remaining unpaid from (1) above, if any;
4. From Group 1, to the Trustee, the trustee fee amount remaining unpaid from (2) above, if any;

5. Concurrently, to the Class A Certificates, and the Class A-IO Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*; provided that (a) the Class A-1 Certificates receive interest from the Interest Remittance Amount of the Group 1 Loans before any interest is allocated to the Class A-1 Certificates from the Interest Remittance Amount of the Group 2 Loans and (b) interest amounts distributed to Class A-2, and Class A-IO are allocated from the Interest Remittance Amount of the Group 2 Loans prior to amounts being paid to such classes from the Interest Remittance Amount of Group 1 Loans.
6. To the Bond Insurer, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, reimbursement for amounts paid under the certificate guarantee insurance policy.
7. To the Class M-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
8. To the Class M-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. To the Class B Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
10. For application as part of monthly excess cash flow.

II. Before the Stepdown Date or during a Trigger Event, collections of principal shall be allocated according to the following priority:
1. From Group 1, to the Class A-1 Certificates until the principal balances of such classes is reduced to zero;
2. From Group 2, to the Class A-2 Certificates, until the respective principal balance of such classes have been reduced to zero;
3. From Group 1, to the Class A-2 Certificates until the Class Certificate principal balances have been reduced to zero;
4. From Group 2, to the Class A-1 Certificates until the Class Certificate Balances have been reduced to zero.
4. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
5. Sequentially, to the Class M-1, M-2 and B Certificates, in that order, until the respective Class Certificate Balances are reduced to zero; and
6. For application as part of monthly excess cash flow

III. On and after the Stepdown Date (assuming no Trigger Event is in effect), collections of principal shall be allocated according to the following priority:
1. From Group 1, to the Class A-1 Certificates, the Group 1 Allocation Amount;
2. From Group 2, to the Class A-2 Certificates, the Group 2 Allocation Amount;
3. From Group 1, sequentially, to (i) the Class A-1 Certificates and then to (ii) the Class A-2 Certificates, (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement percentages;
4. From Group 2, sequentially, to (i) the Class A-2 Certificates, and then to (ii) the Class A-1 Certificates (until the respective class principal balances have been reduced to zero), in accordance with the Target Credit Enhancement percentages;
5. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
6. Sequentially, to the Class M-1, Class M-2, and Class B Certificates (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement percentages for each class; and
7. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:
1. For the [first] Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X Certificates.

11

2. (A) Until the aggregate Class Principal Balance of the certificates equals the aggregate loan balance for such distribution date minus the targeted overcollateralization amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the certificates, in the following order of priority:
   - (a) (i) to the extent of the Monthly Excess Interest derived from loan group 1, sequentially to (x) the Class A-1 Certificates and then to (y) the Class A-2 Certificates, in that order, the Group 1 Excess Interest Amount, until the respective Class Principal Balance has been reduced to zero;
     (ii) sequentially, to (x) the Class A-2 Certificates and then to (y) the Class A-1 Certificates, in that order, until the respective Class Principal Balance has been reduced to zero;
   - (b) to the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
   - (c) to the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
   - (d) to the Class B Certificates, until the Class Principal Balance of such class has been reduced to zero; and

   (B) On each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above in subclause III (above), after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

2. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I, II and III above.
3. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
4. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class B Certificates, any unpaid realized loss amounts for such Class;
6. To the Class A Certificates, any Basis Risk Carry Forward Amounts, for such Classes, *pro rata*;
7. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
8. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
9. To the Class B Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
11. To the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
12. To the Class R Certificates, any remaining amount.

BOND SUMMARY

To Call

Class A-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	5.4	3.7	2.8	2.3	1.8	1.2
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	181	125	93	73	60	33

Class M-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	6.9	5.2	4.4	4.2	3.2
First Pay (Month)	60	41	38	41	44	33
Last Pay (Month)	181	125	93	73	60	42

Class M-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	6.9	5.2	4.3	3.9	3.5
First Pay (Month)	60	41	37	38	39	42
Last Pay (Month)	181	125	93	73	60	42

Class B

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	6.9	5.2	4.3	3.8	3.4
First Pay (Month)	60	41	37	38	38	40
Last Pay (Month)	181	125	93	73	60	42

To Maturity

Class A-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	5.8	4.1	3.1	2.5	2.0	1.2
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	328	268	209	167	136	33

Class M-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	11.0	7.6	5.8	4.9	4.6	4.4
First Pay (Month)	60	41	38	41	44	33
Last Pay (Month)	294	221	169	134	109	96

Class M-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.8	7.5	5.7	4.7	4.2	4.2
First Pay (Month)	60	41	37	38	39	42
Last Pay (Month)	273	200	152	120	97	68

Class B

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.6	7.3	5.5	4.5	4.0	3.6
First Pay (Month)	60	41	37	38	38	40
Last Pay (Month)	233	165	124	97	79	56

Collateral Net WAC – *Loan Group 2*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.50%	37	8.51%	73	8.54%	1	8.31%	37	11.55%	73	12.44%
2	8.50%	38	8.51%	74	8.54%	2	8.49%	38	11.66%	74	12.43%
3	8.50%	39	8.51%	75	8.54%	3	8.49%	39	11.79%	75	12.42%
4	8.50%	40	8.51%	76	8.54%	4	8.49%	40	12.09%	76	12.41%
5	8.50%	41	8.51%	77	8.54%	5	8.50%	41	12.24%	77	12.39%
6	8.50%	42	8.51%	78	8.54%	6	8.50%	42	12.23%	78	12.38%
7	8.50%	43	8.52%	79	8.54%	7	8.50%	43	12.22%	79	12.37%
8	8.50%	44	8.52%	80	8.54%	8	8.50%	44	12.21%	80	12.36%
9	8.50%	45	8.52%	81	8.54%	9	8.50%	45	12.20%	81	12.34%
10	8.50%	46	8.52%	82	8.54%	10	8.50%	46	12.32%	82	12.33%
11	8.50%	47	8.52%	83	8.54%	11	8.50%	47	12.42%	83	12.32%
12	8.50%	48	8.52%	84	8.54%	12	8.50%	48	12.41%	84	12.31%
13	8.50%	49	8.52%	85	8.54%	13	8.50%	49	12.40%	85	12.30%
14	8.50%	50	8.52%	86	8.54%	14	8.50%	50	12.39%	86	12.28%
15	8.50%	51	8.52%	87	8.55%	15	8.50%	51	12.38%	87	12.27%
16	8.50%	52	8.52%	88	8.55%	16	8.50%	52	12.48%	88	12.26%
17	8.51%	53	8.52%	89	8.55%	17	8.51%	53	12.56%	89	12.25%
18	8.51%	54	8.52%	90	8.55%	18	8.51%	54	12.55%	90	12.23%
19	8.51%	55	8.52%	91	8.55%	19	8.51%	55	12.54%	91	12.22%
20	8.51%	56	8.52%	92	8.55%	20	8.88%	56	12.53%	92	12.21%
21	8.51%	57	8.52%	93	8.55%	21	9.31%	57	12.51%	93	12.20%
22	8.51%	58	8.53%	94	8.59%	22	9.79%	58	12.50%	94	12.19%
23	8.50%	59	8.53%	95	8.59%	23	9.94%	59	12.58%	95	12.21%
24	8.51%	60	8.53%	96	8.59%	24	9.94%	60	12.56%	96	12.20%
25	8.51%	61	8.53%	97	8.59%	25	9.93%	61	12.55%	97	12.19%
26	8.51%	62	8.53%	98	8.59%	26	10.11%	62	12.54%	98	12.18%
27	8.51%	63	8.53%	99	8.59%	27	10.29%	63	12.53%	99	12.16%
28	8.51%	64	8.53%	100	8.59%	28	10.49%	64	12.52%	100	12.15%
29	8.51%	65	8.53%	101	8.59%	29	10.55%	65	12.54%	101	12.14%
30	8.51%	66	8.53%	102	8.60%	30	10.55%	66	12.53%	102	12.13%
31	8.51%	67	8.53%			31	10.54%	67	12.51%		
32	8.51%	68	8.53%			32	10.71%	68	12.50%		
33	8.52%	69	8.53%			33	10.88%	69	12.49%		
34	8.51%	70	8.53%			34	11.35%	70	12.48%		
35	8.51%	71	8.53%			35	11.56%	71	12.47%		
36	8.51%	72	8.54%			36	11.55%	72	12.45%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.85%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

Collateral Net WAC – *Mezzanine & Subordinate Classes*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.67%	37	8.69%	73	8.70%	1	8.52%	37	12.53%	73	13.64%
2	8.67%	38	8.69%	74	8.70%	2	8.67%	38	12.76%	74	13.63%
3	8.67%	39	8.69%	75	8.70%	3	8.67%	39	12.90%	75	13.62%
4	8.67%	40	8.69%	76	8.70%	4	8.67%	40	13.28%	76	13.61%
5	8.67%	41	8.69%	77	8.70%	5	8.67%	41	13.37%	77	13.60%
6	8.67%	42	8.69%	78	8.70%	6	8.67%	42	13.38%	78	13.60%
7	8.67%	43	8.69%	79	8.70%	7	8.67%	43	13.37%	79	13.59%
8	8.67%	44	8.69%	80	8.70%	8	8.67%	44	13.41%	80	13.58%
9	8.67%	45	8.69%	81	8.70%	9	8.67%	45	13.40%	81	13.57%
10	8.67%	46	8.69%	82	8.70%	10	8.67%	46	13.54%	82	13.56%
11	8.67%	47	8.69%	83	8.70%	11	8.67%	47	13.62%	83	13.55%
12	8.68%	48	8.69%	84	8.70%	12	8.68%	48	13.62%	84	13.54%
13	8.68%	49	8.69%	85	8.70%	13	8.68%	49	13.61%	85	13.53%
14	8.68%	50	8.69%	86	8.70%	14	8.68%	50	13.64%	86	13.52%
15	8.68%	51	8.69%	87	8.70%	15	8.68%	51	13.63%	87	13.51%
16	8.68%	52	8.69%	88	8.70%	16	8.68%	52	13.74%	88	13.50%
17	8.68%	53	8.69%	89	8.71%	17	8.68%	53	13.80%	89	13.49%
18	8.68%	54	8.69%	90	8.71%	18	8.68%	54	13.80%	90	13.48%
19	8.68%	55	8.69%	91	8.71%	19	8.68%	55	13.79%	91	13.47%
20	8.68%	56	8.69%	92	8.71%	20	9.25%	56	13.78%	92	13.46%
21	8.68%	57	8.69%	93	8.71%	21	9.70%	57	13.77%	93	13.45%
22	8.68%	58	8.69%	94	8.74%	22	10.37%	58	13.76%	94	13.44%
23	8.68%	59	8.69%	95	8.74%	23	10.41%	59	13.77%	95	13.41%
24	8.68%	60	8.69%	96	8.74%	24	10.41%	60	13.76%	96	13.40%
25	8.68%	61	8.69%	97	8.74%	25	10.41%	61	13.75%	97	13.39%
26	8.68%	62	8.69%	98	8.74%	26	10.69%	62	13.74%	98	13.38%
27	8.68%	63	8.69%	99	8.74%	27	10.90%	63	13.73%	99	13.37%
28	8.68%	64	8.69%	100	8.74%	28	11.19%	64	13.72%	100	13.36%
29	8.69%	65	8.70%	101	8.74%	29	11.20%	65	13.72%	101	13.34%
30	8.69%	66	8.70%	102	8.74%	30	11.20%	66	13.71%	102	13.33%
31	8.69%	67	8.70%			31	11.20%	67	13.70%		
32	8.69%	68	8.70%			32	11.56%	68	13.69%		
33	8.69%	69	8.70%			33	11.77%	69	13.68%		
34	8.69%	70	8.70%			34	12.34%	70	13.67%		
35	8.69%	71	8.70%			35	12.51%	71	13.66%		
36	8.69%	72	8.70%			36	12.54%	72	13.65%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.85%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

Statistical Collateral Summary – Loan Group 2

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 02/01/02 cutoff date (or 03/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	1,469		
Total Outstanding Loan Balance	$257,916,802.80		
Average Loan Current Balance	$175,573.04	$10,643.93	$820,776.11
Weighted Average Original LTV – First Liens	79.911%		
Weighted Average Coupon	9.111%	6.600%	13.875%
Arm Average Coupon	9.023%		
Fixed Average Coupon	9.318%		
Weighted Average Margin	6.389%	2.750%	8.800%
Weighted Average FICO (Non-Zero)	606		
Weighted Average Age (Months)	4		
% First Liens	100.00%		
% Arms	70.1%		
% Fixed	29.9%		

		Loan Count	Balance	%
Current Rate	6.501 - 7.000	15	5,329,750.89	2.1
	7.001 - 7.500	56	17,774,649.29	6.9
	7.501 - 8.000	109	29,522,570.37	11.4
	8.001 - 8.500	126	32,663,845.60	12.7
	8.501 - 9.000	239	52,909,647.93	20.5
	9.001 - 9.500	187	31,210,693.67	12.1
	9.501 - 10.000	293	39,504,327.55	15.3
	10.001 - 10.500	189	23,462,542.84	9.1
	10.501 - 11.000	146	15,087,060.74	5.8
	11.001 - 11.500	45	4,412,509.60	1.7
	11.501 - 12.000	39	3,980,826.41	1.5
	12.001 - 12.500	12	1,176,845.45	0.5
	12.501 - 13.000	9	710,088.79	0.3
	13.001 - 13.500	1	57,536.35	0.0
	13.501 - 14.000	3	113,907.33	0.0
	Total:	**1,469**	**257,916,802.80**	**100.0**
FICO	Not Available	2	648,605.04	0.3
	476 - 500	7	811,643.57	0.3
	501 - 525	82	13,365,152.90	5.2
	526 - 550	193	27,649,125.76	10.7
	551 - 575	232	40,327,513.24	15.6
	576 - 600	249	41,902,860.20	16.2
	601 - 625	248	42,189,732.67	16.4
	626 - 650	201	40,028,213.51	15.5
	651 - 675	127	26,290,929.55	10.2
	676 - 700	63	11,989,645.80	4.6
	701 - 725	39	7,335,012.36	2.8

	726 - 750	17	3,379,617.03	1.3
	751 - 775	4	758,704.76	0.3
	776 - 800	4	901,323.93	0.3
	801 - 825	1	338,722.48	0.1
	Total:	**1,469**	**257,916,802.80**	**100.0**
Scheduled Balance	0.01 - 50,000.00	174	6,515,095.61	2.5
	50,000.01 - 100,000.00	473	34,628,340.49	13.4
	100,000.01 - 150,000.00	236	28,518,409.58	11.1
	150,000.01 - 200,000.00	119	20,975,401.90	8.1
	200,000.01 - 250,000.00	38	8,594,515.53	3.3
	250,000.01 - 300,000.00	44	12,274,188.08	4.8
	300,000.01 - 350,000.00	174	56,116,681.12	21.8
	350,000.01 - 400,000.00	101	37,973,505.75	14.7
	400,000.01 - 450,000.00	61	26,128,579.57	10.1
	450,000.01 - 500,000.00	30	14,443,247.16	5.6
	500,000.01 - 550,000.00	5	2,684,202.29	1.0
	550,000.01 - 600,000.00	5	2,899,393.57	1.1
	600,000.01 - 650,000.00	5	3,188,819.76	1.2
	650,000.01 - 700,000.00	1	698,860.99	0.3
	700,000.01 >=	3	2,277,561.42	0.9
	Total:	**1,469**	**257,916,802.80**	**100.0**
Original LTV	<= 50.000	51	4,812,735.78	1.9
	50.001 - 55.000	28	4,104,618.74	1.6
	55.001 - 60.000	36	5,286,889.63	2.0
	60.001 - 65.000	43	7,357,470.54	2.9
	65.001 - 70.000	85	15,187,747.03	5.9
	70.001 - 75.000	187	35,045,381.18	13.6
	75.001 - 80.000	408	72,665,924.70	28.2
	80.001 - 85.000	276	47,635,283.56	18.5
	85.001 - 90.000	256	52,321,479.80	20.3
	90.001 - 95.000	79	10,643,969.17	4.1
	95.001 - 100.000	20	2,855,302.67	1.1
	Total:	**1,469**	**257,916,802.80**	**100.0**
Documentation Type	Full	1,072	168,498,876.30	65.3
	Stated Income / Stated Assets	195	46,385,458.17	18.0
	No Doc	11	2,466,974.32	1.0
	Reduced	191	40,565,494.01	15.7
	Total:	**1,469**	**257,916,802.80**	**100.0**
Occupancy Status	Investment / Non-Owner	71	8,107,961.42	3.1
	Primary	1,392	248,798,465.53	96.5
	Second Home	6	1,010,375.85	0.4
	Total:	**1,469**	**257,916,802.80**	**100.0**

State	California	334	110,685,581.98	42.9
	Florida	208	25,706,108.70	10.0
	Illinois	105	15,658,795.67	6.1
	New York	36	8,984,004.11	3.5
	Michigan	69	7,678,169.96	3.0
	Texas	84	7,064,494.66	2.7
	New Jersey	34	6,932,823.81	2.7
	Pennsylvania	73	6,323,891.32	2.5
	Ohio	74	6,112,229.98	2.4
	Massachusetts	22	5,586,405.91	2.2
	Connecticut	21	5,124,559.16	2.0
	Washington	24	4,797,667.02	1.9
	Colorado	25	4,628,238.21	1.8
	Virginia	25	3,908,362.51	1.5
	Georgia	17	3,112,503.26	1.2
	Other	318	35,612,966.51	13.8
	Total:	**1,469**	**257,916,802.80**	**100.0**
Purpose	Purchase	490	85,780,856.69	33.3
	Refi Cashout	810	143,732,737.77	55.7
	Refi R/T	169	28,403,208.33	11.0
	Total:	**1,469**	**257,916,802.80**	**100.0**
Product Type	2YR FRM->ADJ	476	127,306,872.14	49.4
	3YR FRM->ADJ	347	52,813,790.20	20.5
	5YR FRM->ADJ	1	578,998.45	0.2
	6MO ADJ	1	130,121.98	0.1
	FIXED RATE	644	77,087,020.02	29.9
	Total:	**1,469**	**257,916,802.80**	**100.0**
Property Type	2-4 Family	83	13,741,331.46	5.3
	Condo	79	10,842,283.97	4.2
	Mfg. Housing	49	3,215,671.04	1.2
	Mobile Home	5	434,762.94	0.2
	PUD	75	14,655,483.39	5.7
	Single Family	1,178	215,027,269.98	83.4
	Total:	**1,469**	**257,916,802.80**	**100.0**

ARM Margin	2.501 - 3.000	1	578,998.45	0.3
	3.501 - 4.000	1	393,053.30	0.2
	4.001 - 4.500	7	2,533,489.55	1.4
	4.501 - 5.000	137	18,346,044.44	10.1
	5.001 - 5.500	31	8,236,384.94	4.6
	5.501 - 6.000	105	23,474,540.23	13.0
	6.001 - 6.500	142	32,234,725.41	17.8
	6.501 - 7.000	331	85,428,372.47	47.2
	7.001 - 7.500	38	4,717,865.10	2.6
	7.501 - 8.000	19	2,872,046.82	1.6
	8.001 - 8.500	9	1,652,445.92	0.9
	8.501 - 9.000	4	361,816.14	0.2
	Total:	**825**	**180,829,782.77**	**100.0**
ARM Months to Rate Reset	1 – 3	1	130,121.98	0.1
	13 - 15	1	111,585.10	0.1
	16 - 18	25	6,485,652.34	3.6
	19 - 21	376	110,775,851.58	61.3
	22 - 24	74	9,933,783.12	5.5
	25 - 27	1	179,567.01	0.1
	28 - 30	8	1,317,088.20	0.7
	31 - 33	196	33,751,137.24	18.7
	34 - 36	142	17,565,997.76	9.7
	37 >=	1	578,998.45	0.3
	Total:	**825**	**180,829,782.77**	**100.0**
ARM Max Rate	11.501 - 12.000	1	578,998.45	0.3
	12.501 - 13.000	2	1,068,152.05	0.6
	13.001 - 13.500	1	820,776.11	0.5
	13.501 - 14.000	16	5,215,943.80	2.9
	14.001 - 14.500	60	20,842,030.00	11.5
	14.501 - 15.000	101	28,775,391.57	15.9
	15.001 - 15.500	115	27,703,063.73	15.3
	15.501 - 16.000	185	39,875,301.49	22.1
	16.001 - 16.500	124	20,175,891.27	11.2
	16.501 - 17.000	122	19,313,777.40	10.7
	17.001 - 17.500	57	11,193,716.62	6.2
	17.501 - 18.000	29	4,001,239.13	2.2
	18.001 - 18.500	6	521,014.00	0.3
	18.501 - 19.000	5	394,759.29	0.2
	19.001 - 19.500	1	349,727.87	0.2
	Total:	**825**	**180,829,782.77**	**100.0**
ARM Min Rate	3.501 - 4.000	1	578,998.45	0.3
	5.001 - 5.500	2	601,588.27	0.3
	6.501 - 7.000	11	4,046,852.26	2.2
	7.001 - 7.500	41	14,023,464.21	7.8
	7.501 - 8.000	61	19,181,083.11	10.6

	8.001 - 8.500	75	24,906,648.96	13.8
	8.501 - 9.000	124	37,410,929.39	20.7
	9.001 - 9.500	112	23,270,646.59	12.9
	9.501 - 10.000	175	27,325,880.76	15.1
	10.001 - 10.500	117	16,955,670.34	9.4
	10.501 - 11.000	78	9,044,875.28	5.0
	11.001 - 11.500	17	1,885,570.60	1.0
	11.501 - 12.000	10	1,247,846.67	0.7
	12.001 - 12.500	1	349,727.87	0.2
	Total:	**825**	**180,829,782.77**	**100.0**
Initial Periodic Cap	1.0	192	20,488,983.62	11.3
	1.5	10	3,559,477.10	2.0
	2.0	12	4,210,538.91	2.3
	3.0	611	152,570,783.14	84.4
	Total:	**825**	**180,829,782.77**	**100.0**
Subsequent Periodic Cap	1.0	535	81,039,632.89	44.8
	1.5	286	98,572,363.05	54.5
	2.0	4	1,217,786.84	0.7
	Total:	**825**	**180,829,782.77**	**100.0**

Statistical Collateral Summary – Loan Group 1 & Loan Group 2

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 02/01/02 cutoff date (or 03/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	6,902		
Total Outstanding Loan Balance	$911,879,326.43		
Average Loan Current Balance	$132,118.13	$10,643.93	$820,776.11
Weighted Average Original LTV – First Liens	79.160%		
Weighted Average Coupon	9.337%	6.000%	14.990%
Arm Average Coupon	9.313%		
Fixed Average Coupon	9.442%		
Weighted Average Margin	6.654%	2.750%	10.000%
Weighted Average FICO (Non-Zero)	600		
Weighted Average Age (Months)	4		
% First Liens	100.00%		
% Arms	81.1%		
% Fixed	18.9%		

		Loan Count	Balance	%
Current Rate	5.501 - 6.000	1	225,548.36	0.0
	6.001 - 6.500	3	679,515.86	0.1
	6.501 - 7.000	63	14,299,488.06	1.6
	7.001 - 7.500	214	45,457,630.96	5.0
	7.501 - 8.000	464	82,151,620.50	9.0
	8.001 - 8.500	558	95,018,952.70	10.4
	8.501 - 9.000	1,077	163,549,204.26	17.9
	9.001 - 9.500	1,087	144,577,162.91	15.9
	9.501 - 10.000	1,305	157,663,880.25	17.3
	10.001 - 10.500	793	85,671,802.04	9.4
	10.501 - 11.000	608	59,911,526.87	6.6
	11.001 - 11.500	290	26,603,960.20	2.9
	11.501 - 12.000	199	18,128,061.05	2.0
	12.001 - 12.500	113	9,295,798.01	1.0
	12.501 - 13.000	85	6,079,252.09	0.7
	13.001 - 13.500	21	1,402,558.24	0.2
	13.501 - 14.000	14	830,972.42	0.1
	14.001 - 14.500	4	240,469.13	0.0
	14.501 - 15.000	3	91,922.49	0.0
	Total:	**6,902**	**911,879,326.43**	**100.0**
FICO	Not Available	20	2,053,078.33	0.2
	451 - 475	2	103,022.33	0.0
	476 - 500	31	3,033,460.70	0.3
	501 - 525	629	77,789,722.34	8.5
	526 - 550	984	118,023,272.01	12.9
	551 - 575	1,102	143,880,100.62	15.8
	576 - 600	1,036	134,046,952.46	14.7

	601 - 625	1,064	141,106,692.74	15.5
	626 - 650	889	123,490,011.17	13.5
	651 - 675	527	77,129,017.66	8.5
	676 - 700	326	48,340,456.95	5.3
	701 - 725	136	19,908,160.93	2.2
	726 - 750	97	14,075,638.01	1.5
	751 - 775	33	4,791,918.19	0.5
	776 - 800	23	3,575,478.77	0.4
	801 - 825	3	532,343.24	0.1
	Total:	**6,902**	**911,879,326.43**	**100.0**
Scheduled Balance	0.01 - 50,000.00	732	29,378,726.12	3.2
	50,000.01 - 100,000.00	2,487	182,739,660.40	20.0
	100,000.01 - 150,000.00	1,560	191,720,900.33	21.0
	150,000.01 - 200,000.00	929	161,361,760.42	17.7
	200,000.01 - 250,000.00	475	106,362,123.93	11.7
	250,000.01 - 300,000.00	306	83,897,277.28	9.2
	300,000.01 - 350,000.00	190	61,291,414.94	6.7
	350,000.01 - 400,000.00	110	41,410,259.33	4.5
	400,000.01 - 450,000.00	62	26,575,687.59	2.9
	450,000.01 - 500,000.00	32	15,392,678.05	1.7
	500,000.01 - 550,000.00	5	2,684,202.29	0.3
	550,000.01 - 600,000.00	5	2,899,393.57	0.3
	600,000.01 - 650,000.00	5	3,188,819.76	0.3
	650,000.01 - 700,000.00	1	698,860.99	0.1
	700,000.01 >=	3	2,277,561.42	0.2
	Total:	**6,902**	**911,879,326.43**	**100.0**
Original LTV	<= 50.000	203	17,842,627.23	2.0
	50.001 - 55.000	97	11,820,559.84	1.3
	55.001 - 60.000	159	19,213,703.47	2.1
	60.001 - 65.000	243	28,753,975.02	3.2
	65.001 - 70.000	474	58,402,305.41	6.4
	70.001 - 75.000	1,001	133,383,614.17	14.6
	75.001 - 80.000	2,459	316,965,776.92	34.8
	80.001 - 85.000	1,005	142,570,440.21	15.6
	85.001 - 90.000	1,025	152,123,251.21	16.7
	90.001 - 95.000	185	24,164,600.64	2.6
	95.001 - 100.000	51	6,638,472.31	0.7
	Total:	**6,902**	**911,879,326.43**	**100.0**
Documentation Type	Full	5,002	620,214,386.46	68.0
	Stated Income / Stated Assets	1,386	202,953,031.11	22.3
	No Doc	36	6,705,780.15	0.7
	Reduced	478	82,006,128.72	9.0
	Total:	**6,902**	**911,879,326.43**	**100.0**

22

Occupancy Status	Investment / Non-owner	598	54,570,778.94	6.0
	Primary	6,237	848,788,888.16	93.1
	Second Home	67	8,519,659.33	0.9
	Total:	**6,902**	**911,879,326.43**	**100.0**
State	California	1,454	302,418,738.08	33.2
	Florida	856	89,218,388.13	9.8
	Illinois	429	51,527,951.20	5.7
	New York	222	36,143,447.22	4.0
	New Jersey	217	32,244,386.98	3.5
	Michigan	298	26,990,963.69	3.0
	Arizona	235	26,377,573.02	2.9
	Massachusetts	143	25,123,343.17	2.8
	Colorado	162	24,428,018.86	2.7
	Ohio	265	21,759,525.27	2.4
	Connecticut	146	21,183,304.12	2.3
	Washington	132	20,197,809.96	2.2
	Minnesota	167	19,907,873.54	2.2
	Georgia	143	16,911,356.70	1.9
	Pennsylvania	213	16,881,182.33	1.9
	Other	1,820	180,565,464.15	19.8
	Total:	**6,902**	**911,879,326.43**	**100.0**
Purpose	Purchase	2,956	367,749,573.17	40.3
	Refi Cashout	3,536	486,596,045.34	53.4
	Refi R/T	410	57,533,707.91	6.3
	Total:	**6,902**	**911,879,326.43**	**100.0**
Product Type	2YR FRM->ADJ	3,764	544,163,830.72	59.7
	3YR FRM->ADJ	1,507	193,979,622.45	21.3
	5YR FRM->ADJ	5	928,563.71	0.1
	6MO ADJ	1	130,121.98	0.0
	FIXED RATE	1,625	172,677,187.57	18.9
	Total:	**6,902**	**911,879,326.43**	**100.0**
Property Type	2-4 Family	586	80,984,873.78	8.9
	Condo	403	46,827,552.58	5.1
	Mfg. Housing	143	10,471,708.50	1.1
	Mobile home	5	434,762.94	0.0
	PUD	241	37,467,011.51	4.1
	Single Family	5,524	735,693,417.12	80.7
	Total:	**6,902**	**911,879,326.43**	**100.0**
ARM Margin	2.501 - 3.000	1	578,998.45	0.1
	3.001 - 3.500	1	68,314.95	0.0
	3.501 - 4.000	4	1,134,232.14	0.2
	4.001 - 4.500	23	5,250,417.17	0.7
	4.501 - 5.000	187	26,958,749.89	3.6

	5.001 - 5.500	151	24,159,806.19	3.3
	5.501 - 6.000	480	71,589,059.85	9.7
	6.001 - 6.500	789	114,420,117.56	15.5
	6.501 - 7.000	3,215	447,524,873.24	60.5
	7.001 - 7.500	161	18,685,527.25	2.5
	7.501 - 8.000	130	14,731,763.68	2.0
	8.001 - 8.500	82	9,498,290.87	1.3
	8.501 - 9.000	33	2,954,846.02	0.4
	9.001 - 9.500	14	1,303,079.15	0.2
	9.501 - 10.000	6	344,062.44	0.0
	Total:	**5,277**	**739,202,138.86**	**100.0**
ARM Months to Rate Reset	1 - 3	1	130,121.98	0.0
	10 - 12	2	110,053.22	0.0
	13 - 15	7	600,292.03	0.1
	16 - 18	153	23,452,115.67	3.2
	19 - 21	3,487	505,074,549.67	68.3
	22 - 24	116	14,953,334.99	2.0
	25 - 27	4	711,342.84	0.1
	28 - 30	34	5,404,827.60	0.7
	31 - 33	1,011	131,841,889.67	17.8
	34 - 36	457	55,995,047.47	7.6
	37 >=	5	928,563.71	0.1
	Total:	**5,277**	**739,202,138.86**	**100.0**
ARM Max Rate	11.501 - 12.000	1	578,998.45	0.1
	12.501 - 13.000	2	1,068,152.05	0.1
	13.001 - 13.500	6	1,651,074.65	0.2
	13.501 - 14.000	78	16,112,160.60	2.2
	14.001 - 14.500	226	50,201,582.93	6.8
	14.501 - 15.000	440	79,066,312.64	10.7
	15.001 - 15.500	514	85,461,391.41	11.6
	15.501 - 16.000	934	138,232,603.38	18.7
	16.001 - 16.500	877	116,652,424.20	15.8
	16.501 - 17.000	935	117,226,798.14	15.9
	17.001 - 17.500	517	59,955,958.36	8.1
	17.501 - 18.000	344	36,181,642.37	4.9
	18.001 - 18.500	172	17,060,339.52	2.3
	18.501 - 19.000	103	9,564,695.64	1.3
	19.001 - 19.500	58	4,795,576.58	0.6
	19.501 - 20.000	49	3,936,125.83	0.5
	20.001 >=	21	1,456,302.12	0.2
	Total:	**5,277**	**739,202,138.86**	**100.0**
ARM Min Rate	3.501 - 4.000	1	578,998.45	0.1
	5.001 - 5.500	2	601,588.27	0.1
	5.501 - 6.000	2	282,078.38	0.0
	6.001 - 6.500	8	882,943.05	0.1

	6.501 - 7.000	55	12,324,958.77	1.7
	7.001 - 7.500	180	39,078,985.99	5.3
	7.501 - 8.000	355	62,644,869.95	8.5
	8.001 - 8.500	440	78,436,095.09	10.6
	8.501 - 9.000	843	134,105,164.75	18.1
	9.001 - 9.500	865	121,593,270.03	16.4
	9.501 - 10.000	1,010	128,128,025.65	17.3
	10.001 - 10.500	604	69,520,061.28	9.4
	10.501 - 11.000	429	45,838,410.68	6.2
	11.001 - 11.500	203	19,921,319.18	2.7
	11.501 - 12.000	125	12,491,722.04	1.7
	12.001 - 12.500	73	6,439,492.15	0.9
	12.501 - 13.000	57	4,487,164.48	0.6
	13.001 - 13.500	14	994,746.35	0.1
	13.501 - 14.000	8	679,609.51	0.1
	14.001 - 14.500	2	146,119.95	0.0
	14.501 - 15.000	1	26,514.87	0.0
	Total:	**5,277**	**739,202,138.86**	**100.0**
Initial Periodic Cap	1.0	193	20,701,409.79	2.8
	1.5	140	22,249,967.15	3.0
	2.0	24	5,876,721.08	0.8
	3.0	4,919	690,238,304.84	93.4
	5.0	1	135,736.01	0.0
	Total:	**5,277**	**739,202,138.86**	**100.0**
Subsequent Periodic Cap	1.0	1,155	156,520,459.93	21.2
	1.4	1	63,926.09	0.0
	1.5	4,116	581,248,104.69	78.6
	2.0	4	1,217,786.84	0.2
	2.1	1	151,861.32	0.0
	Total:	**5,277**	**739,202,138.86**	**100.0**

DERIVED INFORMATION [2/14/02]

[$335,000,000] Bonds Offered (Approximate)

CSFB Trust Series 2002-HE4

Credit Suisse First Boston Mortgage Acceptance Corp.
Depositor

[TBD]
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[$335,000,000] (Approximate)
CSFB Trust 2002-HE4
Mortgage Pass-Through Certificates, Series 2002-HE4

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-2	[211,000,000]	II	Senior/Adj/Wrap	LIBOR + [ ]%	[2.9]	AAA/Aaa
M-1	[55,500,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.2]	AA/Aa2
M-2	[51,000,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.2]	A/A2
B	[17,500,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[5.2]	BBB+/Baa1
Total	[335,000,000]					

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[550,000,000]	I	Senior/Adj/Wrap	LIBOR + [ ]%	[2.7]	AAA/Aaa
A-IO	Notional (4)	I & II	Variable IO	(5)	N/A	AAA/Aaa
R (3)	[50]	III	Residual	LIBOR + [ ]%	N/A	AAA/---
X	[0]	I & II	Subordinate	N/A	N/A	N/A

(1) The fixed rate collateral ramp assumes [4%] CPR increasing to [20%] CPR in month [12] and the adjustable rate collateral ramp assumes [6%] CPR increasing to [28%] CPR in month [18]. Bonds are priced to call.
(2) The coupons on the Offered Certificates are capped by the applicable Net Funds Cap as described below.
(3) Non-economic residual with the tax liabilities of the REMIC.
(4) Notional amount is equal to (a) [58.50%] of the sum of the Class A-1 and Class A-2 Certificate balances until the 30th Distribution Date and (b) zero on the 31st Distribution Date and thereafter.
(5) [8.00]% less one month LIBOR, subject to an available funds cap.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston Corp (sole manager).
Depositor:	Credit Suisse First Boston Mortgage Acceptance Corp
Servicer:	[36%] by Olympus Servicing, L.P., and [13%] by Ocwen Federal Bank FSB, and [51%] by [TBD]
Special Servicer:	Olympus Servicing, L.P. (formerly Calmco Servicing, L.P.)
Trustee:	TBD
Bond Insurer:	Financial Security Assurance Inc. (AAA/Aaa)
Cut-off Date:	On or about February 1, 2002 for the initial Mortgage Loans.
Investor Settlement:	On or about [February 27, 2002], Closing Date [February 26, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in March 2002
Accrual Period:	For any class of certificates and any Distribution Date, the period commencing on the immediately preceding Distribution Date (or, in the case of the first Accrual Period, with respect to the Certificates (other than the Class A-IO Certificates), the closing date, and with respect to the Class A-IO Certificates, February 25, 2002) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	[0] days.
Pricing Prepayment Speed:	With respect to the fixed rate Mortgage Loans, 100% of the prepayment assumption (the "Fixed PPC") describes prepayments starting at [4%] CPR in month 1, increasing by approximately [1.4545%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter. With respect to the adjustable rate Mortgage Loans, 100% of the prepayment assumption (the "ARM PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.2941%] CPR per month to [28%] CPR in month [18], and remaining at [28%] CPR thereafter.
Certificate Ratings:	The Class A Certificates, Class M-1, Class M-2, and Class B Certificates are expected to be rated by S&P/Moody's. Class A: AAA/Aaa Class M-1: AA/Aa2 Class M-2: A/A2 Class B: BBB+/Baa1
Optional Call:	The transaction will have a 10% optional call.
Prefunding Amount:	Approximately 10% - 15%.
Capitalized Interest Account	TBD
Offered Certificates:	The Class A-2, Class M-1, Class M-2, and Class B Certificates
ERISA Eligibility:	[Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-IO, Class M-1, Class M-2, and Class B may be purchased by employee benefit plans that are subject to ERISA]
SMMEA Treatment:	[The Class A-1, Class A-2, Class A-IO, and Class M-1 ***will*** constitute "mortgage related securities" for purposes of SMMEA. The Class M-2 and Class B ***will not*** constitute "mortgage related securities" for purposes of SMMEA].
Taxation:	REMIC.

Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Certificates, except Class A-IO, will be increased (1) by the lesser of (a) 50 basis points and (b) the initial pass-through margin for the Class A certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, and Class B.
Expense Fee Rate:	The per annum rate at which the servicing, trustee, loss mitigation advisor and mortgage insurer (as applicable) fees accrue.
Pass-through Rate:	The pass-through rate for each Class of Certificates (other than Class A-IO) for each distribution date is a per annum rate equal to the lesser of (i) the sum of the one-month LIBOR for that distribution date plus the related certificate margin and (ii) the applicable Net Funds Cap. The pass-through rate for the Class A-IO Certificates for each distribution date is a per annum rate equal to the lesser of (i) the excess, if any, of 8.00% over one-month LIBOR for that distribution date and (ii) the Class A-IO Net Funds Cap.
Group 1 Excess Interest Amount:	For any Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date pursuant to subclause (1)(A) of the Monthly Excess Cashflow waterfall and a fraction the numerator of which is the Principal Remittance Amount derived from Loan Group 1 and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.
Class A-1 Net Funds Cap:	For any Distribution Date and the Class A-1 Certificates, will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 1 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 1 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-2 Net Funds Cap:	For any Distribution Date and the Class A-2 Certificates will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 2 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 2 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-IO Net Funds Cap:	For any Distribution Date and the Class A-IO Certificates, a per annum rate equal to the weighted average of (1)(A) the Class A-1 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (B) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-1 Certificates on that Distribution Date by the Class Principal Balance of the Class A-1 Certificates immediately prior to that Distribution Date; and (2)(X) the Class A-2 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (Y) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-2 Certificates on that Distribution Date by the Class Principal Balance of the Class A-2 Certificates immediately prior to that Distribution Date; weighted according to the respective Class Principal Balances of (a) the Class A-1 and (b) Class A-2 Certificates.
Subordinate Net Funds Cap:	For any Distribution Date and the Class M-1, Class M-2 and Class B Certificates, will be a per annum rate equal to a weighted average of (i) the Class A-1 Net Funds Cap and (ii) the Class A-2 Net Funds Cap for such Distribution Date; weighted on the basis of the Subordinate Group 1 Balance and Subordinate Group 2 Balance.

Subordinate Group 1 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 1 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-1 Certificates.
Subordinate Group 2 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 2 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-2 Certificates.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	For the Class A-1 and Class A-2 Certificates and any distribution date, an annual rate equal to the weighted average of (i) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in the related loan group and (ii) the Net Mortgage Rates of the fixed-rate mortgage loans in the related loan group. For the Class M-1, Class M-2 and Class B Certificates and any distribution date, an annual rate equal to the weighted average of (x) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in both loan groups and the (y) Net Mortgage Rates of the fixed-rate mortgage loans in both loan groups.
Net Mortgage Rate:	As to each mortgage loan, and at any time, the per annum rate equal to the mortgage rate of such mortgage loan less the rate at which such loan's Expense Fee Rate accrues.
Principal and Interest Advancing:	The servicers will be obligated to make advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.
Optimal Interest Remittance Amount	For any Distribution Date and Loan Group, will be equal to the excess of (i) the product of (1) (x) the weighted average Net Mortgage Rate of the Mortgage Loans in such Loan Group as of the first day of the related Collection Period less the product of (a) the FSA Premium Rate multiplied by (b) the aggregate Class Principal Balance of either (I) the Class A-1 or (II) Class A-2 Certificates, as applicable for such Loan Group, divided by the applicable Aggregate Loan Group Collateral Balance as of the first day of the related Collection Period, divided by (y) 12 and (2) the applicable Aggregate Loan Group Collateral Balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount for that Loan Group which did not arise as a result of a default or delinquency of the related Mortgage Loans.
Credit Enhancement:	1. Excess cashflow (including claims on any MI policies). 2. Overcollateralization. 3. Subordination (see table below).

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[14.00]%	[17.50]%	[35.00]%
M-1	[7.75]%	[11.25]%	[22.50]%
M-2	[2.00]%	[5.50]%	[11.00]%
B	[0.00]%	[3.50]%	[7.00]%

* Prior to stepdown date, based on Maximum Pool Balance.
** After stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is [3.50]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [7.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date and the senior certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the overcollateralization amount, in each case prior taking into account the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the related remittance period.

Stepdown Date: The later to occur of (i) the Distribution Date in March 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to [35.00]%.

Trigger Event: TDB

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Group Allocation Amount: For any distribution date, the product of the Senior Principal Payment Amount for that distribution date and a fraction, the numerator of which is the Principal Remittance Amount derived from the related loan group and the denominator of which is the Principal Remittance Amount for both loan groups, in each case for that distribution date (as described in the prospectus supplement).

Distributions to Certificateholders:

I. The Interest Remittance Amount from the loan groups shall be distributed on each Distribution Date as follows:

1. From Group 2, to the Bond Insurer [and MI provider, if any], the policy premium amounts;
2. From Group 2, to the Trustee, the trustee fee;
3. From Group 1, to the Bond Insurer [and the MI provider, if any], the policy premium amounts remaining unpaid from (1) above, if any;
4. From Group 1, to the Trustee, the trustee fee amount remaining unpaid from (2) above, if any;

5. Concurrently, to the Class A Certificates, and the Class A-IO Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*; provided that (a) the Class A-1 Certificates receive interest from the Interest Remittance Amount of the Group 1 Loans before any interest is allocated to the Class A-1 Certificates from the Interest Remittance Amount of the Group 2 Loans and (b) interest amounts distributed to Class A-2, and Class A-IO are allocated from the Interest Remittance Amount of the Group 2 Loans prior to amounts being paid to such classes from the Interest Remittance Amount of Group 1 Loans.
6. To the Bond Insurer, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, reimbursement for amounts paid under the certificate guarantee insurance policy.
7. To the Class M-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
8. To the Class M-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. To the Class B Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
10. For application as part of monthly excess cash flow.

II. Before the Stepdown Date or during a Trigger Event, collections of principal shall be allocated according to the following priority:

1. From Group 1, to the Class A-1 Certificates until the principal balances of such classes is reduced to zero;
2. From Group 2, to the Class A-2 Certificates, until the respective principal balance of such classes have been reduced to zero;
3. From Group 1, to the Class A-2 Certificates until the Class Certificate principal balances have been reduced to zero;
4. From Group 2, to the Class A-1 Certificates until the Class Certificate Balances have been reduced to zero.
4. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
5. Sequentially, to the Class M-1, M-2 and B Certificates, in that order, until the respective Class Certificate Balances are reduced to zero; and
6. For application as part of monthly excess cash flow

III. On and after the Stepdown Date (assuming no Trigger Event is in effect), collections of principal shall be allocated according to the following priority:

1. From Group 1, to the Class A-1 Certificates, the Group 1 Allocation Amount;
2. From Group 2, to the Class A-2 Certificates, the Group 2 Allocation Amount;
3. From Group 1, sequentially, to (i) the Class A-1 Certificates and then to (ii) the Class A-2 Certificates, (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement percentages;
4. From Group 2, sequentially, to (i) the Class A-2 Certificates, and then to (ii) the Class A-1 Certificates (until the respective class principal balances have been reduced to zero), in accordance with the Target Credit Enhancement percentages;
5. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
6. Sequentially, to the Class M-1, Class M-2, and Class B Certificates (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement percentages for each class; and
7. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the [first] Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X Certificates.

2. (A) Until the aggregate Class Principal Balance of the certificates equals the aggregate loan balance for such distribution date minus the targeted overcollateralization amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the certificates, in the following order of priority:

   (a) (i) to the extent of the Monthly Excess Interest derived from loan group 1, sequentially to (x) the Class A-1 Certificates and then to (y) the Class A-2 Certificates, in that order, the Group 1 Excess Interest Amount, until the respective Class Principal Balance has been reduced to zero;

   (ii) sequentially, to (x) the Class A-2 Certificates and then to (y) the Class A-1 Certificates, in that order, until the respective Class Principal Balance has been reduced to zero;

   (b) to the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;

   (c) to the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and

   (d) to the Class B Certificates, until the Class Principal Balance of such class has been reduced to zero; and

   (B) On each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above in subclause III (above), after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

2. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I, II and III above.
3. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
4. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class B Certificates, any unpaid realized loss amounts for such Class;
6. To the Class A Certificates, any Basis Risk Carry Forward Amounts, for such Classes, *pro rata*;
7. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
8. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
9. To the Class B Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
11. To the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
12. To the Class R Certificates, any remaining amount.

BOND SUMMARY

To Call

Class A-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	5.4	3.8	2.9	2.3	1.8	1.3
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	181	125	93	73	60	33

Class M-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	6.9	5.2	4.4	4.2	3.2
First Pay (Month)	60	41	38	41	44	33
Last Pay (Month)	181	125	93	73	60	42

Class M-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	6.9	5.2	4.3	3.9	3.5
First Pay (Month)	60	41	37	38	39	42
Last Pay (Month)	181	125	93	73	60	42

Class B

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	6.9	5.2	4.3	3.8	3.4
First Pay (Month)	60	41	37	38	38	40
Last Pay (Month)	181	125	93	73	60	42

To Maturity

Class A-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	5.8	4.1	3.1	2.5	2.0	1.3
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	328	268	209	167	136	33

Class M-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	11.0	7.6	5.8	4.9	4.6	4.4
First Pay (Month)	60	41	38	41	44	33
Last Pay (Month)	294	221	169	134	109	96

Class M-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.8	7.5	5.7	4.7	4.2	4.2
First Pay (Month)	60	41	37	38	39	42
Last Pay (Month)	273	200	152	120	97	68

Class B

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.6	7.3	5.5	4.5	4.0	3.6
First Pay (Month)	60	41	37	38	38	40
Last Pay (Month)	233	165	124	97	79	56

Collateral Net WAC – *Loan Group 2*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.50%	37	8.51%	73	8.54%	1	8.31%	37	11.55%	73	12.44%
2	8.50%	38	8.51%	74	8.54%	2	8.49%	38	11.66%	74	12.43%
3	8.50%	39	8.51%	75	8.54%	3	8.49%	39	11.79%	75	12.42%
4	8.50%	40	8.51%	76	8.54%	4	8.49%	40	12.09%	76	12.41%
5	8.50%	41	8.51%	77	8.54%	5	8.50%	41	12.24%	77	12.39%
6	8.50%	42	8.51%	78	8.54%	6	8.50%	42	12.23%	78	12.38%
7	8.50%	43	8.52%	79	8.54%	7	8.50%	43	12.22%	79	12.37%
8	8.50%	44	8.52%	80	8.54%	8	8.50%	44	12.21%	80	12.36%
9	8.50%	45	8.52%	81	8.54%	9	8.50%	45	12.20%	81	12.34%
10	8.50%	46	8.52%	82	8.54%	10	8.50%	46	12.32%	82	12.33%
11	8.50%	47	8.52%	83	8.54%	11	8.50%	47	12.42%	83	12.32%
12	8.50%	48	8.52%	84	8.54%	12	8.50%	48	12.41%	84	12.31%
13	8.50%	49	8.52%	85	8.54%	13	8.50%	49	12.40%	85	12.30%
14	8.50%	50	8.52%	86	8.54%	14	8.50%	50	12.39%	86	12.28%
15	8.50%	51	8.52%	87	8.55%	15	8.50%	51	12.38%	87	12.27%
16	8.50%	52	8.52%	88	8.55%	16	8.50%	52	12.48%	88	12.26%
17	8.51%	53	8.52%	89	8.55%	17	8.51%	53	12.56%	89	12.25%
18	8.51%	54	8.52%	90	8.55%	18	8.51%	54	12.55%	90	12.23%
19	8.51%	55	8.52%	91	8.55%	19	8.51%	55	12.54%	91	12.22%
20	8.51%	56	8.52%	92	8.55%	20	8.88%	56	12.53%	92	12.21%
21	8.51%	57	8.52%	93	8.55%	21	9.31%	57	12.51%	93	12.20%
22	8.51%	58	8.53%	94	8.59%	22	9.79%	58	12.50%	94	12.19%
23	8.50%	59	8.53%	95	8.59%	23	9.94%	59	12.58%	95	12.21%
24	8.51%	60	8.53%	96	8.59%	24	9.94%	60	12.56%	96	12.20%
25	8.51%	61	8.53%	97	8.59%	25	9.93%	61	12.55%	97	12.19%
26	8.51%	62	8.53%	98	8.59%	26	10.11%	62	12.54%	98	12.18%
27	8.51%	63	8.53%	99	8.59%	27	10.29%	63	12.53%	99	12.16%
28	8.51%	64	8.53%	100	8.59%	28	10.49%	64	12.52%	100	12.15%
29	8.51%	65	8.53%	101	8.59%	29	10.55%	65	12.54%	101	12.14%
30	8.51%	66	8.53%	102	8.60%	30	10.55%	66	12.53%	102	12.13%
31	8.51%	67	8.53%			31	10.54%	67	12.51%		
32	8.51%	68	8.53%			32	10.71%	68	12.50%		
33	8.52%	69	8.53%			33	10.88%	69	12.49%		
34	8.51%	70	8.53%			34	11.35%	70	12.48%		
35	8.51%	71	8.53%			35	11.56%	71	12.47%		
36	8.51%	72	8.54%			36	11.55%	72	12.45%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.85%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

Collateral Net WAC – *Mezzanine & Subordinate Classes*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.67%	37	8.69%	73	8.70%	1	8.52%	37	12.53%	73	13.64%
2	8.67%	38	8.69%	74	8.70%	2	8.67%	38	12.76%	74	13.63%
3	8.67%	39	8.69%	75	8.70%	3	8.67%	39	12.90%	75	13.62%
4	8.67%	40	8.69%	76	8.70%	4	8.67%	40	13.28%	76	13.61%
5	8.67%	41	8.69%	77	8.70%	5	8.67%	41	13.37%	77	13.60%
6	8.67%	42	8.69%	78	8.70%	6	8.67%	42	13.38%	78	13.60%
7	8.67%	43	8.69%	79	8.70%	7	8.67%	43	13.37%	79	13.59%
8	8.67%	44	8.69%	80	8.70%	8	8.67%	44	13.41%	80	13.58%
9	8.67%	45	8.69%	81	8.70%	9	8.67%	45	13.40%	81	13.57%
10	8.67%	46	8.69%	82	8.70%	10	8.67%	46	13.54%	82	13.56%
11	8.67%	47	8.69%	83	8.70%	11	8.67%	47	13.62%	83	13.55%
12	8.68%	48	8.69%	84	8.70%	12	8.68%	48	13.62%	84	13.54%
13	8.68%	49	8.69%	85	8.70%	13	8.68%	49	13.61%	85	13.53%
14	8.68%	50	8.69%	86	8.70%	14	8.68%	50	13.64%	86	13.52%
15	8.68%	51	8.69%	87	8.70%	15	8.68%	51	13.63%	87	13.51%
16	8.68%	52	8.69%	88	8.70%	16	8.68%	52	13.74%	88	13.50%
17	8.68%	53	8.69%	89	8.71%	17	8.68%	53	13.80%	89	13.49%
18	8.68%	54	8.69%	90	8.71%	18	8.68%	54	13.80%	90	13.48%
19	8.68%	55	8.69%	91	8.71%	19	8.68%	55	13.79%	91	13.47%
20	8.68%	56	8.69%	92	8.71%	20	9.25%	56	13.78%	92	13.46%
21	8.68%	57	8.69%	93	8.71%	21	9.70%	57	13.77%	93	13.45%
22	8.68%	58	8.69%	94	8.74%	22	10.37%	58	13.76%	94	13.44%
23	8.68%	59	8.69%	95	8.74%	23	10.41%	59	13.77%	95	13.41%
24	8.68%	60	8.69%	96	8.74%	24	10.41%	60	13.76%	96	13.40%
25	8.68%	61	8.69%	97	8.74%	25	10.41%	61	13.75%	97	13.39%
26	8.68%	62	8.69%	98	8.74%	26	10.69%	62	13.74%	98	13.38%
27	8.68%	63	8.69%	99	8.74%	27	10.90%	63	13.73%	99	13.37%
28	8.68%	64	8.69%	100	8.74%	28	11.19%	64	13.72%	100	13.36%
29	8.69%	65	8.70%	101	8.74%	29	11.20%	65	13.72%	101	13.34%
30	8.69%	66	8.70%	102	8.74%	30	11.20%	66	13.71%	102	13.33%
31	8.69%	67	8.70%			31	11.20%	67	13.70%		
32	8.69%	68	8.70%			32	11.56%	68	13.69%		
33	8.69%	69	8.70%			33	11.77%	69	13.68%		
34	8.69%	70	8.70%			34	12.34%	70	13.67%		
35	8.69%	71	8.70%			35	12.51%	71	13.66%		
36	8.69%	72	8.70%			36	12.54%	72	13.65%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.85%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

Statistical Collateral Summary – Loan Group 2

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 02/01/02 cutoff date (or 03/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	1,469		
Total Outstanding Loan Balance	$257,916,802.80		
Average Loan Current Balance	$175,573.04	$10,643.93	$820,776.11
Weighted Average Original LTV – First Liens	79.911%		
Weighted Average Coupon	9.111%	6.600%	13.875%
Arm Average Coupon	9.023%		
Fixed Average Coupon	9.318%		
Weighted Average Margin	6.389%	2.750%	8.800%
Weighted Average FICO (Non-Zero)	606		
Weighted Average Age (Months)	4		
% First Liens	100.00%		
% Arms	70.1%		
% Fixed	29.9%		

		Loan Count	Balance	%
Current Rate	6.501 - 7.000	15	5,329,750.89	2.1
	7.001 - 7.500	56	17,774,649.29	6.9
	7.501 - 8.000	109	29,522,570.37	11.4
	8.001 - 8.500	126	32,663,845.60	12.7
	8.501 - 9.000	239	52,909,647.93	20.5
	9.001 - 9.500	187	31,210,693.67	12.1
	9.501 - 10.000	293	39,504,327.55	15.3
	10.001 - 10.500	189	23,462,542.84	9.1
	10.501 - 11.000	146	15,087,060.74	5.8
	11.001 - 11.500	45	4,412,509.60	1.7
	11.501 - 12.000	39	3,980,826.41	1.5
	12.001 - 12.500	12	1,176,845.45	0.5
	12.501 - 13.000	9	710,088.79	0.3
	13.001 - 13.500	1	57,536.35	0.0
	13.501 - 14.000	3	113,907.33	0.0
	Total:	**1,469**	**257,916,802.80**	**100.0**
FICO	Not Available	2	648,605.04	0.3
	476 - 500	7	811,643.57	0.3
	501 - 525	82	13,365,152.90	5.2
	526 - 550	193	27,649,125.76	10.7
	551 - 575	232	40,327,513.24	15.6
	576 - 600	249	41,902,860.20	16.2
	601 - 625	248	42,189,732.67	16.4
	626 - 650	201	40,028,213.51	15.5
	651 - 675	127	26,290,929.55	10.2
	676 - 700	63	11,989,645.80	4.6
	701 - 725	39	7,335,012.36	2.8

	726 - 750	17	3,379,617.03	1.3
	751 - 775	4	758,704.76	0.3
	776 - 800	4	901,323.93	0.3
	801 - 825	1	338,722.48	0.1
	Total:	**1,469**	**257,916,802.80**	**100.0**
Scheduled Balance	0.01 - 50,000.00	174	6,515,095.61	2.5
	50,000.01 - 100,000.00	473	34,628,340.49	13.4
	100,000.01 - 150,000.00	236	28,518,409.58	11.1
	150,000.01 - 200,000.00	119	20,975,401.90	8.1
	200,000.01 - 250,000.00	38	8,594,515.53	3.3
	250,000.01 - 300,000.00	44	12,274,188.08	4.8
	300,000.01 - 350,000.00	174	56,116,681.12	21.8
	350,000.01 - 400,000.00	101	37,973,505.75	14.7
	400,000.01 - 450,000.00	61	26,128,579.57	10.1
	450,000.01 - 500,000.00	30	14,443,247.16	5.6
	500,000.01 - 550,000.00	5	2,684,202.29	1.0
	550,000.01 - 600,000.00	5	2,899,393.57	1.1
	600,000.01 - 650,000.00	5	3,188,819.76	1.2
	650,000.01 - 700,000.00	1	698,860.99	0.3
	700,000.01 >=	3	2,277,561.42	0.9
	Total:	**1,469**	**257,916,802.80**	**100.0**
Original LTV	<= 50.000	51	4,812,735.78	1.9
	50.001 - 55.000	28	4,104,618.74	1.6
	55.001 - 60.000	36	5,286,889.63	2.0
	60.001 - 65.000	43	7,357,470.54	2.9
	65.001 - 70.000	85	15,187,747.03	5.9
	70.001 - 75.000	187	35,045,381.18	13.6
	75.001 - 80.000	408	72,665,924.70	28.2
	80.001 - 85.000	276	47,635,283.56	18.5
	85.001 - 90.000	256	52,321,479.80	20.3
	90.001 - 95.000	79	10,643,969.17	4.1
	95.001 - 100.000	20	2,855,302.67	1.1
	Total:	**1,469**	**257,916,802.80**	**100.0**
Documentation Type	Full	1,072	168,498,876.30	65.3
	Stated Income / Stated Assets	195	46,385,458.17	18.0
	No Doc	11	2,466,974.32	1.0
	Reduced	191	40,565,494.01	15.7
	Total:	**1,469**	**257,916,802.80**	**100.0**
Occupancy Status	Investment / Non-Owner	71	8,107,961.42	3.1
	Primary	1,392	248,798,465.53	96.5
	Second Home	6	1,010,375.85	0.4
	Total:	**1,469**	**257,916,802.80**	**100.0**

State	California	334	110,685,581.98	42.9
	Florida	208	25,706,108.70	10.0
	Illinois	105	15,658,795.67	6.1
	New York	36	8,984,004.11	3.5
	Michigan	69	7,678,169.96	3.0
	Texas	84	7,064,494.66	2.7
	New Jersey	34	6,932,823.81	2.7
	Pennsylvania	73	6,323,891.32	2.5
	Ohio	74	6,112,229.98	2.4
	Massachusetts	22	5,586,405.91	2.2
	Connecticut	21	5,124,559.16	2.0
	Washington	24	4,797,667.02	1.9
	Colorado	25	4,628,238.21	1.8
	Virginia	25	3,908,362.51	1.5
	Georgia	17	3,112,503.26	1.2
	Other	318	35,612,966.51	13.8
	Total:	**1,469**	**257,916,802.80**	**100.0**
Purpose	Purchase	490	85,780,856.69	33.3
	Refi Cashout	810	143,732,737.77	55.7
	Refi R/T	169	28,403,208.33	11.0
	Total:	**1,469**	**257,916,802.80**	**100.0**
Product Type	2YR FRM->ADJ	476	127,306,872.14	49.4
	3YR FRM->ADJ	347	52,813,790.20	20.5
	5YR FRM->ADJ	1	578,998.45	0.2
	6MO ADJ	1	130,121.98	0.1
	FIXED RATE	644	77,087,020.02	29.9
	Total:	**1,469**	**257,916,802.80**	**100.0**
Property Type	2-4 Family	83	13,741,331.46	5.3
	Condo	79	10,842,283.97	4.2
	Mfg. Housing	49	3,215,671.04	1.2
	Mobile Home	5	434,762.94	0.2
	PUD	75	14,655,483.39	5.7
	Single Family	1,178	215,027,269.98	83.4
	Total:	**1,469**	**257,916,802.80**	**100.0**

39

ARM Margin	2.501 - 3.000	1	578,998.45	0.3
	3.501 - 4.000	1	393,053.30	0.2
	4.001 - 4.500	7	2,533,489.55	1.4
	4.501 - 5.000	137	18,346,044.44	10.1
	5.001 - 5.500	31	8,236,384.94	4.6
	5.501 - 6.000	105	23,474,540.23	13.0
	6.001 - 6.500	142	32,234,725.41	17.8
	6.501 - 7.000	331	85,428,372.47	47.2
	7.001 - 7.500	38	4,717,865.10	2.6
	7.501 - 8.000	19	2,872,046.82	1.6
	8.001 - 8.500	9	1,652,445.92	0.9
	8.501 - 9.000	4	361,816.14	0.2
	Total:	**825**	**180,829,782.77**	**100.0**
ARM Months to Rate Reset	1 – 3	1	130,121.98	0.1
	13 - 15	1	111,585.10	0.1
	16 - 18	25	6,485,652.34	3.6
	19 - 21	376	110,775,851.58	61.3
	22 - 24	74	9,933,783.12	5.5
	25 - 27	1	179,567.01	0.1
	28 - 30	8	1,317,088.20	0.7
	31 - 33	196	33,751,137.24	18.7
	34 - 36	142	17,565,997.76	9.7
	37 >=	1	578,998.45	0.3
	Total:	**825**	**180,829,782.77**	**100.0**
ARM Max Rate	11.501 - 12.000	1	578,998.45	0.3
	12.501 - 13.000	2	1,068,152.05	0.6
	13.001 - 13.500	1	820,776.11	0.5
	13.501 - 14.000	16	5,215,943.80	2.9
	14.001 - 14.500	60	20,842,030.00	11.5
	14.501 - 15.000	101	28,775,391.57	15.9
	15.001 - 15.500	115	27,703,063.73	15.3
	15.501 - 16.000	185	39,875,301.49	22.1
	16.001 - 16.500	124	20,175,891.27	11.2
	16.501 - 17.000	122	19,313,777.40	10.7
	17.001 - 17.500	57	11,193,716.62	6.2
	17.501 - 18.000	29	4,001,239.13	2.2
	18.001 - 18.500	6	521,014.00	0.3
	18.501 - 19.000	5	394,759.29	0.2
	19.001 - 19.500	1	349,727.87	0.2
	Total:	**825**	**180,829,782.77**	**100.0**
ARM Min Rate	3.501 - 4.000	1	578,998.45	0.3
	5.001 - 5.500	2	601,588.27	0.3
	6.501 - 7.000	11	4,046,852.26	2.2
	7.001 - 7.500	41	14,023,464.21	7.8
	7.501 - 8.000	61	19,181,083.11	10.6

	8.001 - 8.500	75	24,906,648.96	13.8
	8.501 - 9.000	124	37,410,929.39	20.7
	9.001 - 9.500	112	23,270,646.59	12.9
	9.501 - 10.000	175	27,325,880.76	15.1
	10.001 - 10.500	117	16,955,670.34	9.4
	10.501 - 11.000	78	9,044,875.28	5.0
	11.001 - 11.500	17	1,885,570.60	1.0
	11.501 - 12.000	10	1,247,846.67	0.7
	12.001 - 12.500	1	349,727.87	0.2
	Total:	**825**	**180,829,782.77**	**100.0**
Initial Periodic Cap	1.0	192	20,488,983.62	11.3
	1.5	10	3,559,477.10	2.0
	2.0	12	4,210,538.91	2.3
	3.0	611	152,570,783.14	84.4
	Total:	**825**	**180,829,782.77**	**100.0**
Subsequent Periodic Cap	1.0	535	81,039,632.89	44.8
	1.5	286	98,572,363.05	54.5
	2.0	4	1,217,786.84	0.7
	Total:	**825**	**180,829,782.77**	**100.0**

Statistical Collateral Summary – Loan Group 1 & Loan Group 2

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 02/01/02 cutoff date (or 03/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	6,902		
Total Outstanding Loan Balance	$911,879,326.43		
Average Loan Current Balance	$132,118.13	$10,643.93	$820,776.11
Weighted Average Original LTV – First Liens	79.160%		
Weighted Average Coupon	9.337%	6.000%	14.990%
Arm Average Coupon	9.313%		
Fixed Average Coupon	9.442%		
Weighted Average Margin	6.654%	2.750%	10.000%
Weighted Average FICO (Non-Zero)	600		
Weighted Average Age (Months)	4		
% First Liens	100.00%		
% Arms	81.1%		
% Fixed	18.9%		

		Loan Count	Balance	%
Current Rate	5.501 - 6.000	1	225,548.36	0.0
	6.001 - 6.500	3	679,515.86	0.1
	6.501 - 7.000	63	14,299,488.06	1.6
	7.001 - 7.500	214	45,457,630.96	5.0
	7.501 - 8.000	464	82,151,620.50	9.0
	8.001 - 8.500	558	95,018,952.70	10.4
	8.501 - 9.000	1,077	163,549,204.26	17.9
	9.001 - 9.500	1,087	144,577,162.91	15.9
	9.501 - 10.000	1,305	157,663,880.25	17.3
	10.001 - 10.500	793	85,671,802.04	9.4
	10.501 - 11.000	608	59,911,526.87	6.6
	11.001 - 11.500	290	26,603,960.20	2.9
	11.501 - 12.000	199	18,128,061.05	2.0
	12.001 - 12.500	113	9,295,798.01	1.0
	12.501 - 13.000	85	6,079,252.09	0.7
	13.001 - 13.500	21	1,402,558.24	0.2
	13.501 - 14.000	14	830,972.42	0.1
	14.001 - 14.500	4	240,469.13	0.0
	14.501 - 15.000	3	91,922.49	0.0
	Total:	**6,902**	**911,879,326.43**	**100.0**
FICO	Not Available	20	2,053,078.33	0.2
	451 - 475	2	103,022.33	0.0
	476 - 500	31	3,033,460.70	0.3
	501 - 525	629	77,789,722.34	8.5
	526 - 550	984	118,023,272.01	12.9
	551 - 575	1,102	143,880,100.62	15.8
	576 - 600	1,036	134,046,952.46	14.7

	601 - 625	1,064	141,106,692.74	15.5
	626 - 650	889	123,490,011.17	13.5
	651 - 675	527	77,129,017.66	8.5
	676 - 700	326	48,340,456.95	5.3
	701 - 725	136	19,908,160.93	2.2
	726 - 750	97	14,075,638.01	1.5
	751 - 775	33	4,791,918.19	0.5
	776 - 800	23	3,575,478.77	0.4
	801 - 825	3	532,343.24	0.1
	Total:	**6,902**	**911,879,326.43**	**100.0**
Scheduled Balance	0.01 - 50,000.00	732	29,378,726.12	3.2
	50,000.01 - 100,000.00	2,487	182,739,660.40	20.0
	100,000.01 - 150,000.00	1,560	191,720,900.33	21.0
	150,000.01 - 200,000.00	929	161,361,760.42	17.7
	200,000.01 - 250,000.00	475	106,362,123.93	11.7
	250,000.01 - 300,000.00	306	83,897,277.28	9.2
	300,000.01 - 350,000.00	190	61,291,414.94	6.7
	350,000.01 - 400,000.00	110	41,410,259.33	4.5
	400,000.01 - 450,000.00	62	26,575,687.59	2.9
	450,000.01 - 500,000.00	32	15,392,678.05	1.7
	500,000.01 - 550,000.00	5	2,684,202.29	0.3
	550,000.01 - 600,000.00	5	2,899,393.57	0.3
	600,000.01 - 650,000.00	5	3,188,819.76	0.3
	650,000.01 - 700,000.00	1	698,860.99	0.1
	700,000.01 >=	3	2,277,561.42	0.2
	Total:	**6,902**	**911,879,326.43**	**100.0**
Original LTV	<= 50.000	203	17,842,627.23	2.0
	50.001 - 55.000	97	11,820,559.84	1.3
	55.001 - 60.000	159	19,213,703.47	2.1
	60.001 - 65.000	243	28,753,975.02	3.2
	65.001 - 70.000	474	58,402,305.41	6.4
	70.001 - 75.000	1,001	133,383,614.17	14.6
	75.001 - 80.000	2,459	316,965,776.92	34.8
	80.001 - 85.000	1,005	142,570,440.21	15.6
	85.001 - 90.000	1,025	152,123,251.21	16.7
	90.001 - 95.000	185	24,164,600.64	2.6
	95.001 - 100.000	51	6,638,472.31	0.7
	Total:	**6,902**	**911,879,326.43**	**100.0**
Documentation Type	Full	5,002	620,214,386.46	68.0
	Stated Income / Stated Assets	1,386	202,953,031.11	22.3
	No Doc	36	6,705,780.15	0.7
	Reduced	478	82,006,128.72	9.0
	Total:	**6,902**	**911,879,326.43**	**100.0**

Occupancy Status	Investment / Non-owner	598	54,570,778.94	6.0
	Primary	6,237	848,788,888.16	93.1
	Second Home	67	8,519,659.33	0.9
	Total:	**6,902**	**911,879,326.43**	**100.0**
State	California	1,454	302,418,738.08	33.2
	Florida	856	89,218,388.13	9.8
	Illinois	429	51,527,951.20	5.7
	New York	222	36,143,447.22	4.0
	New Jersey	217	32,244,386.98	3.5
	Michigan	298	26,990,963.69	3.0
	Arizona	235	26,377,573.02	2.9
	Massachusetts	143	25,123,343.17	2.8
	Colorado	162	24,428,018.86	2.7
	Ohio	265	21,759,525.27	2.4
	Connecticut	146	21,183,304.12	2.3
	Washington	132	20,197,809.96	2.2
	Minnesota	167	19,907,873.54	2.2
	Georgia	143	16,911,356.70	1.9
	Pennsylvania	213	16,881,182.33	1.9
	Other	1,820	180,565,464.15	19.8
	Total:	**6,902**	**911,879,326.43**	**100.0**
Purpose	Purchase	2,956	367,749,573.17	40.3
	Refi Cashout	3,536	486,596,045.34	53.4
	Refi R/T	410	57,533,707.91	6.3
	Total:	**6,902**	**911,879,326.43**	**100.0**
Product Type	2YR FRM->ADJ	3,764	544,163,830.72	59.7
	3YR FRM->ADJ	1,507	193,979,622.45	21.3
	5YR FRM->ADJ	5	928,563.71	0.1
	6MO ADJ	1	130,121.98	0.0
	FIXED RATE	1,625	172,677,187.57	18.9
	Total:	**6,902**	**911,879,326.43**	**100.0**
Property Type	2-4 Family	586	80,984,873.78	8.9
	Condo	403	46,827,552.58	5.1
	Mfg. Housing	143	10,471,708.50	1.1
	Mobile home	5	434,762.94	0.0
	PUD	241	37,467,011.51	4.1
	Single Family	5,524	735,693,417.12	80.7
	Total:	**6,902**	**911,879,326.43**	**100.0**
ARM Margin	2.501 - 3.000	1	578,998.45	0.1
	3.001 - 3.500	1	68,314.95	0.0
	3.501 - 4.000	4	1,134,232.14	0.2
	4.001 - 4.500	23	5,250,417.17	0.7
	4.501 - 5.000	187	26,958,749.89	3.6

	5.001 - 5.500	151	24,159,806.19	3.3
	5.501 - 6.000	480	71,589,059.85	9.7
	6.001 - 6.500	789	114,420,117.56	15.5
	6.501 - 7.000	3,215	447,524,873.24	60.5
	7.001 - 7.500	161	18,685,527.25	2.5
	7.501 - 8.000	130	14,731,763.68	2.0
	8.001 - 8.500	82	9,498,290.87	1.3
	8.501 - 9.000	33	2,954,846.02	0.4
	9.001 - 9.500	14	1,303,079.15	0.2
	9.501 - 10.000	6	344,062.44	0.0
	Total:	**5,277**	**739,202,138.86**	**100.0**
ARM Months to Rate Reset	1 - 3	1	130,121.98	0.0
	10 - 12	2	110,053.22	0.0
	13 - 15	7	600,292.03	0.1
	16 - 18	153	23,452,115.67	3.2
	19 - 21	3,487	505,074,549.67	68.3
	22 - 24	116	14,953,334.99	2.0
	25 - 27	4	711,342.84	0.1
	28 - 30	34	5,404,827.60	0.7
	31 - 33	1,011	131,841,889.67	17.8
	34 - 36	457	55,995,047.47	7.6
	37 >=	5	928,563.71	0.1
	Total:	**5,277**	**739,202,138.86**	**100.0**
ARM Max Rate	11.501 - 12.000	1	578,998.45	0.1
	12.501 - 13.000	2	1,068,152.05	0.1
	13.001 - 13.500	6	1,651,074.65	0.2
	13.501 - 14.000	78	16,112,160.60	2.2
	14.001 - 14.500	226	50,201,582.93	6.8
	14.501 - 15.000	440	79,066,312.64	10.7
	15.001 - 15.500	514	85,461,391.41	11.6
	15.501 - 16.000	934	138,232,603.38	18.7
	16.001 - 16.500	877	116,652,424.20	15.8
	16.501 - 17.000	935	117,226,798.14	15.9
	17.001 - 17.500	517	59,955,958.36	8.1
	17.501 - 18.000	344	36,181,642.37	4.9
	18.001 - 18.500	172	17,060,339.52	2.3
	18.501 - 19.000	103	9,564,695.64	1.3
	19.001 - 19.500	58	4,795,576.58	0.6
	19.501 - 20.000	49	3,936,125.83	0.5
	20.001 >=	21	1,456,302.12	0.2
	Total:	**5,277**	**739,202,138.86**	**100.0**
ARM Min Rate	3.501 - 4.000	1	578,998.45	0.1
	5.001 - 5.500	2	601,588.27	0.1
	5.501 - 6.000	2	282,078.38	0.0
	6.001 - 6.500	8	882,943.05	0.1

	6.501 - 7.000	55	12,324,958.77	1.7
	7.001 - 7.500	180	39,078,985.99	5.3
	7.501 - 8.000	355	62,644,869.95	8.5
	8.001 - 8.500	440	78,436,095.09	10.6
	8.501 - 9.000	843	134,105,164.75	18.1
	9.001 - 9.500	865	121,593,270.03	16.4
	9.501 - 10.000	1,010	128,128,025.65	17.3
	10.001 - 10.500	604	69,520,061.28	9.4
	10.501 - 11.000	429	45,838,410.68	6.2
	11.001 - 11.500	203	19,921,319.18	2.7
	11.501 - 12.000	125	12,491,722.04	1.7
	12.001 - 12.500	73	6,439,492.15	0.9
	12.501 - 13.000	57	4,487,164.48	0.6
	13.001 - 13.500	14	994,746.35	0.1
	13.501 - 14.000	8	679,609.51	0.1
	14.001 - 14.500	2	146,119.95	0.0
	14.501 - 15.000	1	26,514.87	0.0
	Total:	**5,277**	**739,202,138.86**	**100.0**
Initial Periodic Cap	1.0	193	20,701,409.79	2.8
	1.5	140	22,249,967.15	3.0
	2.0	24	5,876,721.08	0.8
	3.0	4,919	690,238,304.84	93.4
	5.0	1	135,736.01	0.0
	Total:	**5,277**	**739,202,138.86**	**100.0**
Subsequent Periodic Cap	1.0	1,155	156,520,459.93	21.2
	1.4	1	63,926.09	0.0
	1.5	4,116	581,248,104.69	78.6
	2.0	4	1,217,786.84	0.2
	2.1	1	151,861.32	0.0
	Total:	**5,277**	**739,202,138.86**	**100.0**

DERIVED INFORMATION [2/14/02]

[$124,000,000] Bonds Offered (Approximate)

CSFB Trust Series 2002-HE4

Credit Suisse First Boston Mortgage Acceptance Corp.
Depositor

[TBD]
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[$124,000,000] (Approximate)
CSFB Trust 2002-HE4
Mortgage Pass-Through Certificates, Series 2002-HE4

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
M-1	[55,500,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.2]	AA/Aa2
M-2	[51,000,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.2]	A/A2
B	[17,500,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[5.2]	BBB+/Baa1
Total	[124,000,000]					

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[550,000,000]	I	Senior/Adj/Wrap	LIBOR + [ ]%	[2.7]	AAA/Aaa
A-2	[211,000,000]	II	Senior/Adj/Wrap	LIBOR + [ ]%	[2.9]	AAA/Aaa
A-IO	Notional (4)	I & II	Variable IO	(5)	N/A	AAA/Aaa
R (3)	[50]	II	Residual	LIBOR + [ ]%	N/A	AAA/---
X	[0]	I & II	Subordinate	N/A	N/A	N/A

(1) The fixed rate collateral ramp assumes [4%] CPR increasing to [20%] CPR in month [12] and the adjustable rate collateral ramp assumes [6%] CPR increasing to [28%] CPR in month [18]. Bonds are priced to call.
(2) The coupons on the Offered Certificates are capped by the applicable Net Funds Cap as described below.
(3) Non-economic residual with the tax liabilities of the REMIC.
(4) Notional amount is equal to (a) [58.50%] of the sum of the Class A-1 and Class A-2 Certificate balances until the 30th Distribution Date and (b) zero on the 31st Distribution Date and thereafter.
(5) [8.00]% less one month LIBOR, subject to an available funds cap.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston Corp (sole manager).
Depositor:	Credit Suisse First Boston Mortgage Acceptance Corp
Servicer:	[36%] by Olympus Servicing, L.P., and [13%] by Ocwen Federal Bank FSB, and [51%] by [TBD]
Special Servicer:	Olympus Servicing, L.P. (formerly Calmco Servicing, L.P.)
Trustee:	TBD
Bond Insurer:	Financial Security Assurance Inc. (AAA/Aaa)
Cut-off Date:	On or about February 1, 2002 for the initial Mortgage Loans.
Investor Settlement:	On or about [February 27, 2002], Closing Date [February 26, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in March 2002
Accrual Period:	For any class of certificates and any Distribution Date, the period commencing on the immediately preceding Distribution Date (or, in the case of the first Accrual Period, with respect to the Certificates (other than the Class A-IO Certificates), the closing date, and with respect to the Class A-IO Certificates, February 25, 2002) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	[0] days.
Pricing Prepayment Speed:	With respect to the fixed rate Mortgage Loans, 100% of the prepayment assumption (the "Fixed PPC") describes prepayments starting at [4%] CPR in month 1, increasing by approximately [1.4545%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter. With respect to the adjustable rate Mortgage Loans, 100% of the prepayment assumption (the "ARM PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.2941%] CPR per month to [28%] CPR in month [18], and remaining at [28%] CPR thereafter.
Certificate Ratings:	The Class A Certificates, Class M-1, Class M-2, and Class B Certificates are expected to be rated by S&P/Moody's. Class A: AAA/Aaa Class M-1: AA/Aa2 Class M-2: A/A2 Class B: BBB+/Baa1
Optional Call:	The transaction will have a 10% optional call.
Prefunding Amount:	Approximately 10% - 15%.
Capitalized Interest Account	TBD
Offered Certificates:	The Class M-1, Class M-2, and Class B Certificates
ERISA Eligibility:	[Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-IO, Class M-1, Class M-2, and Class B may be purchased by employee benefit plans that are subject to ERISA]
SMMEA Treatment:	[The Class A-1, Class A-2, Class A-IO, and Class M-1 ***will*** constitute "mortgage related securities" for purposes of SMMEA. The Class M-2 and Class B ***will not*** constitute "mortgage related securities" for purposes of SMMEA].
Taxation:	REMIC.

Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Certificates, except Class A-IO, will be increased (1) by the lesser of (a) 50 basis points and (b) the initial pass-through margin for the Class A certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, and Class B.
Expense Fee Rate:	The per annum rate at which the servicing, trustee, loss mitigation advisor and mortgage insurer (as applicable) fees accrue.
Pass-through Rate:	The pass-through rate for each Class of Certificates (other than Class A-IO) for each distribution date is a per annum rate equal to the lesser of (i) the sum of the one-month LIBOR for that distribution date plus the related certificate margin and (ii) the applicable Net Funds Cap. The pass-through rate for the Class A-IO Certificates for each distribution date is a per annum rate equal to the lesser of (i) the excess, if any, of 8.00% over one-month LIBOR for that distribution date and (ii) the Class A-IO Net Funds Cap.
Group 1 Excess Interest Amount:	For any Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date pursuant to subclause (1)(A) of the Monthly Excess Cashflow waterfall and a fraction the numerator of which is the Principal Remittance Amount derived from Loan Group 1 and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.
Class A-1 Net Funds Cap:	For any Distribution Date and the Class A-1 Certificates, will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 1 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 1 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-2 Net Funds Cap:	For any Distribution Date and the Class A-2 Certificates will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 2 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 2 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-IO Net Funds Cap:	For any Distribution Date and the Class A-IO Certificates, a per annum rate equal to the weighted average of (1)(A) the Class A-1 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (B) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-1 Certificates on that Distribution Date by the Class Principal Balance of the Class A-1 Certificates immediately prior to that Distribution Date; and (2)(X) the Class A-2 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (Y) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-2 Certificates on that Distribution Date by the Class Principal Balance of the Class A-2 Certificates immediately prior to that Distribution Date; weighted according to the respective Class Principal Balances of (a) the Class A-1 and (b) Class A-2 Certificates.
Subordinate Net Funds Cap:	For any Distribution Date and the Class M-1, Class M-2 and Class B Certificates, will be a per annum rate equal to a weighted average of (i) the Class A-1 Net Funds Cap and (ii) the Class A-2 Net Funds Cap for such Distribution Date; weighted on the basis of the Subordinate Group 1 Balance and Subordinate Group 2 Balance.

Subordinate Group 1 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 1 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-1 Certificates.
Subordinate Group 2 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 2 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-2 Certificates.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	For the Class A-1 and Class A-2 Certificates and any distribution date, an annual rate equal to the weighted average of (i) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in the related loan group and (ii) the Net Mortgage Rates of the fixed-rate mortgage loans in the related loan group. For the Class M-1, Class M-2 and Class B Certificates and any distribution date, an annual rate equal to the weighted average of (x) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in both loan groups and the (y) Net Mortgage Rates of the fixed-rate mortgage loans in both loan groups.
Net Mortgage Rate:	As to each mortgage loan, and at any time, the per annum rate equal to the mortgage rate of such mortgage loan less the rate at which such loan's Expense Fee Rate accrues.
Principal and Interest Advancing:	The servicers will be obligated to make advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.
Optimal Interest Remittance Amount	For any Distribution Date and Loan Group, will be equal to the excess of (i) the product of (1) (x) the weighted average Net Mortgage Rate of the Mortgage Loans in such Loan Group as of the first day of the related Collection Period less the product of (a) the FSA Premium Rate multiplied by (b) the aggregate Class Principal Balance of either (I) the Class A-1 or (II) Class A-2 Certificates, as applicable for such Loan Group, divided by the applicable Aggregate Loan Group Collateral Balance as of the first day of the related Collection Period, divided by (y) 12 and (2) the applicable Aggregate Loan Group Collateral Balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount for that Loan Group which did not arise as a result of a default or delinquency of the related Mortgage Loans.
Credit Enhancement:	1. Excess cashflow (including claims on any MI policies). 2. Overcollateralization. 3. Subordination (see table below).

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[14.00]%	[17.50]%	[35.00]%
M-1	[7.75]%	[11.25]%	[22.50]%
M-2	[2.00]%	[5.50]%	[11.00]%
B	[0.00]%	[3.50]%	[7.00]%

* Prior to stepdown date, based on Maximum Pool Balance.

** After stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is [3.50]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [7.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date and the senior certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the overcollateralization amount, in each case prior taking into account the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the related remittance period.

Stepdown Date: The later to occur of (i) the Distribution Date in March 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to [35.00]%.

Trigger Event: TDB

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Group Allocation Amount: For any distribution date, the product of the Senior Principal Payment Amount for that distribution date and a fraction, the numerator of which is the Principal Remittance Amount derived from the related loan group and the denominator of which is the Principal Remittance Amount for both loan groups, in each case for that distribution date (as described in the prospectus supplement).

Distributions to Certificateholders:

I. The Interest Remittance Amount from the loan groups shall be distributed on each Distribution Date as follows:

1. From Group 2, to the Bond Insurer [and MI provider, if any], the policy premium amounts;
2. From Group 2, to the Trustee, the trustee fee;
3. From Group 1, to the Bond Insurer [and the MI provider, if any], the policy premium amounts remaining unpaid from (1) above, if any;
4. From Group 1, to the Trustee, the trustee fee amount remaining unpaid from (2) above, if any;

5. Concurrently, to the Class R Certificate, the Class A Certificates, and the Class A-IO Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*; provided that (a) the Class A-1 Certificates receive interest from the Interest Remittance Amount of the Group 1 Loans before any interest is allocated to the Class A-1 Certificates from the Interest Remittance Amount of the Group 2 Loans and (b) interest amounts distributed to Class R, Class A-2, and Class A-IO are allocated from the Interest Remittance Amount of the Group 2 Loans prior to amounts being paid to such classes from the Interest Remittance Amount of Group 1 Loans.
6. To the Bond Insurer, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, reimbursement for amounts paid under the certificate guarantee insurance policy.
7. To the Class M-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
8. To the Class M-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. To the Class B Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
10. For application as part of monthly excess cash flow.

II. Before the Stepdown Date or during a Trigger Event, collections of principal shall be allocated according to the following priority:
1. From Group 1, to the Class A-1 Certificates until the principal balances of such classes is reduced to zero;
2. From Group 2, sequentially, to the Class R Certificate and then to the Class A-2 Certificates, until the respective principal balance of such classes have been reduced to zero;
3. From Group 1, to the Class A-2 Certificates until the Class Certificate principal balances have been reduced to zero;
4. From Group 2, to the Class A-1 Certificates until the Class Certificate Balances have been reduced to zero.
4. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
5. Sequentially, to the Class M-1, M-2 and B Certificates, in that order, until the respective Class Certificate Balances are reduced to zero; and
6. For application as part of monthly excess cash flow

III. On and after the Stepdown Date (assuming no Trigger Event is in effect), collections of principal shall be allocated according to the following priority:
1. From Group 1, to the Class A-1 Certificates, the Group 1 Allocation Amount;
2. From Group 2, to the Class A-2 Certificates, the Group 2 Allocation Amount;
3. From Group 1, sequentially, to (i) the Class A-1 Certificates and then to (ii) the Class A-2 Certificates, (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement percentages;
4. From Group 2, sequentially, to (i) the Class A-2 Certificates, and then to (ii) the Class A-1 Certificates (until the respective class principal balances have been reduced to zero), in accordance with the Target Credit Enhancement percentages;
5. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
6. Sequentially, to the Class M-1, Class M-2, and Class B Certificates (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement percentages for each class; and
7. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:
1. For the [first] Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X Certificates.

2. (A) Until the aggregate Class Principal Balance of the certificates equals the aggregate loan balance for such distribution date minus the targeted overcollateralization amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the certificates, in the following order of priority:
    - (a) (i) to the extent of the Monthly Excess Interest derived from loan group 1, sequentially to (x) the Class A-1 Certificates and then to (y) the Class A-2 Certificates, in that order, the Group 1 Excess Interest Amount, until the respective Class Principal Balance has been reduced to zero;
        - (ii) sequentially, to (x) the Class A-2 Certificates and then to (y) the Class A-1 Certificates, in that order, until the respective Class Principal Balance has been reduced to zero;
    - (b) to the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
    - (c) to the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
    - (d) to the Class B Certificates, until the Class Principal Balance of such class has been reduced to zero; and

   (B) On each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above in subclause III (above), after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

2. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I, II and III above.
3. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
4. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class B Certificates, any unpaid realized loss amounts for such Class;
6. To the Class A Certificates, any Basis Risk Carry Forward Amounts, for such Classes, *pro rata*;
7. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
8. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
9. To the Class B Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
11. To the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
12. To the Class R Certificates, any remaining amount.

BOND SUMMARY

To Call

Class A-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	5.4	3.7	2.8	2.3	1.8	1.2
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	181	125	93	73	60	33

Class M-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	6.9	5.2	4.4	4.2	3.2
First Pay (Month)	60	41	38	41	44	33
Last Pay (Month)	181	125	93	73	60	42

Class M-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	6.9	5.2	4.3	3.9	3.5
First Pay (Month)	60	41	37	38	39	42
Last Pay (Month)	181	125	93	73	60	42

Class B

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	6.9	5.2	4.3	3.8	3.4
First Pay (Month)	60	41	37	38	38	40
Last Pay (Month)	181	125	93	73	60	42

To Maturity

Class A-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	5.8	4.1	3.1	2.5	2.0	1.2
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	328	268	209	167	136	33

Class M-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	11.0	7.6	5.8	4.9	4.6	4.4
First Pay (Month)	60	41	38	41	44	33
Last Pay (Month)	294	221	169	134	109	96

Class M-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.8	7.5	5.7	4.7	4.2	4.2
First Pay (Month)	60	41	37	38	39	42
Last Pay (Month)	273	200	152	120	97	68

Class B

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.6	7.3	5.5	4.5	4.0	3.6
First Pay (Month)	60	41	37	38	38	40
Last Pay (Month)	233	165	124	97	79	56

Collateral Net WAC – *Mezzanine & Subordinate Classes*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.67%	37	8.69%	73	8.70%	1	8.52%	37	12.53%	73	13.64%
2	8.67%	38	8.69%	74	8.70%	2	8.67%	38	12.76%	74	13.63%
3	8.67%	39	8.69%	75	8.70%	3	8.67%	39	12.90%	75	13.62%
4	8.67%	40	8.69%	76	8.70%	4	8.67%	40	13.28%	76	13.61%
5	8.67%	41	8.69%	77	8.70%	5	8.67%	41	13.37%	77	13.60%
6	8.67%	42	8.69%	78	8.70%	6	8.67%	42	13.38%	78	13.60%
7	8.67%	43	8.69%	79	8.70%	7	8.67%	43	13.37%	79	13.59%
8	8.67%	44	8.69%	80	8.70%	8	8.67%	44	13.41%	80	13.58%
9	8.67%	45	8.69%	81	8.70%	9	8.67%	45	13.40%	81	13.57%
10	8.67%	46	8.69%	82	8.70%	10	8.67%	46	13.54%	82	13.56%
11	8.67%	47	8.69%	83	8.70%	11	8.67%	47	13.62%	83	13.55%
12	8.68%	48	8.69%	84	8.70%	12	8.68%	48	13.62%	84	13.54%
13	8.68%	49	8.69%	85	8.70%	13	8.68%	49	13.61%	85	13.53%
14	8.68%	50	8.69%	86	8.70%	14	8.68%	50	13.64%	86	13.52%
15	8.68%	51	8.69%	87	8.70%	15	8.68%	51	13.63%	87	13.51%
16	8.68%	52	8.69%	88	8.70%	16	8.68%	52	13.74%	88	13.50%
17	8.68%	53	8.69%	89	8.71%	17	8.68%	53	13.80%	89	13.49%
18	8.68%	54	8.69%	90	8.71%	18	8.68%	54	13.80%	90	13.48%
19	8.68%	55	8.69%	91	8.71%	19	8.68%	55	13.79%	91	13.47%
20	8.68%	56	8.69%	92	8.71%	20	9.25%	56	13.78%	92	13.46%
21	8.68%	57	8.69%	93	8.71%	21	9.70%	57	13.77%	93	13.45%
22	8.68%	58	8.69%	94	8.74%	22	10.37%	58	13.76%	94	13.44%
23	8.68%	59	8.69%	95	8.74%	23	10.41%	59	13.77%	95	13.41%
24	8.68%	60	8.69%	96	8.74%	24	10.41%	60	13.76%	96	13.40%
25	8.68%	61	8.69%	97	8.74%	25	10.41%	61	13.75%	97	13.39%
26	8.68%	62	8.69%	98	8.74%	26	10.69%	62	13.74%	98	13.38%
27	8.68%	63	8.69%	99	8.74%	27	10.90%	63	13.73%	99	13.37%
28	8.68%	64	8.69%	100	8.74%	28	11.19%	64	13.72%	100	13.36%
29	8.69%	65	8.70%	101	8.74%	29	11.20%	65	13.72%	101	13.34%
30	8.69%	66	8.70%	102	8.74%	30	11.20%	66	13.71%	102	13.33%
31	8.69%	67	8.70%			31	11.20%	67	13.70%		
32	8.69%	68	8.70%			32	11.56%	68	13.69%		
33	8.69%	69	8.70%			33	11.77%	69	13.68%		
34	8.69%	70	8.70%			34	12.34%	70	13.67%		
35	8.69%	71	8.70%			35	12.51%	71	13.66%		
36	8.69%	72	8.70%			36	12.54%	72	13.65%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.85%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

Statistical Collateral Summary – Loan Group 1 & Loan Group 2

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 02/01/02 cutoff date (or 03/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	6,902		
Total Outstanding Loan Balance	$911,879,326.43		
Average Loan Current Balance	$132,118.13	$10,643.93	$820,776.11
Weighted Average Original LTV – First Liens	79.160%		
Weighted Average Coupon	9.337%	6.000%	14.990%
Arm Average Coupon	9.313%		
Fixed Average Coupon	9.442%		
Weighted Average Margin	6.654%	2.750%	10.000%
Weighted Average FICO (Non-Zero)	600		
Weighted Average Age (Months)	4		
% First Liens	100.00%		
% Arms	81.1%		
% Fixed	18.9%		

		Loan Count	Balance	%
Current Rate	5.501 - 6.000	1	225,548.36	0.0
	6.001 - 6.500	3	679,515.86	0.1
	6.501 - 7.000	63	14,299,488.06	1.6
	7.001 - 7.500	214	45,457,630.96	5.0
	7.501 - 8.000	464	82,151,620.50	9.0
	8.001 - 8.500	558	95,018,952.70	10.4
	8.501 - 9.000	1,077	163,549,204.26	17.9
	9.001 - 9.500	1,087	144,577,162.91	15.9
	9.501 - 10.000	1,305	157,663,880.25	17.3
	10.001 - 10.500	793	85,671,802.04	9.4
	10.501 - 11.000	608	59,911,526.87	6.6
	11.001 - 11.500	290	26,603,960.20	2.9
	11.501 - 12.000	199	18,128,061.05	2.0
	12.001 - 12.500	113	9,295,798.01	1.0
	12.501 - 13.000	85	6,079,252.09	0.7
	13.001 - 13.500	21	1,402,558.24	0.2
	13.501 - 14.000	14	830,972.42	0.1
	14.001 - 14.500	4	240,469.13	0.0
	14.501 - 15.000	3	91,922.49	0.0
	Total:	**6,902**	**911,879,326.43**	**100.0**
FICO	Not Available	20	2,053,078.33	0.2
	451 - 475	2	103,022.33	0.0
	476 - 500	31	3,033,460.70	0.3
	501 - 525	629	77,789,722.34	8.5
	526 - 550	984	118,023,272.01	12.9
	551 - 575	1,102	143,880,100.62	15.8
	576 - 600	1,036	134,046,952.46	14.7

	601 - 625	1,064	141,106,692.74	15.5
	626 - 650	889	123,490,011.17	13.5
	651 - 675	527	77,129,017.66	8.5
	676 - 700	326	48,340,456.95	5.3
	701 - 725	136	19,908,160.93	2.2
	726 - 750	97	14,075,638.01	1.5
	751 - 775	33	4,791,918.19	0.5
	776 - 800	23	3,575,478.77	0.4
	801 - 825	3	532,343.24	0.1
	Total:	**6,902**	**911,879,326.43**	**100.0**
Scheduled Balance	0.01 - 50,000.00	732	29,378,726.12	3.2
	50,000.01 - 100,000.00	2,487	182,739,660.40	20.0
	100,000.01 - 150,000.00	1,560	191,720,900.33	21.0
	150,000.01 - 200,000.00	929	161,361,760.42	17.7
	200,000.01 - 250,000.00	475	106,362,123.93	11.7
	250,000.01 - 300,000.00	306	83,897,277.28	9.2
	300,000.01 - 350,000.00	190	61,291,414.94	6.7
	350,000.01 - 400,000.00	110	41,410,259.33	4.5
	400,000.01 - 450,000.00	62	26,575,687.59	2.9
	450,000.01 - 500,000.00	32	15,392,678.05	1.7
	500,000.01 - 550,000.00	5	2,684,202.29	0.3
	550,000.01 - 600,000.00	5	2,899,393.57	0.3
	600,000.01 - 650,000.00	5	3,188,819.76	0.3
	650,000.01 - 700,000.00	1	698,860.99	0.1
	700,000.01 >=	3	2,277,561.42	0.2
	Total:	**6,902**	**911,879,326.43**	**100.0**
Original LTV	<= 50.000	203	17,842,627.23	2.0
	50.001 - 55.000	97	11,820,559.84	1.3
	55.001 - 60.000	159	19,213,703.47	2.1
	60.001 - 65.000	243	28,753,975.02	3.2
	65.001 - 70.000	474	58,402,305.41	6.4
	70.001 - 75.000	1,001	133,383,614.17	14.6
	75.001 - 80.000	2,459	316,965,776.92	34.8
	80.001 - 85.000	1,005	142,570,440.21	15.6
	85.001 - 90.000	1,025	152,123,251.21	16.7
	90.001 - 95.000	185	24,164,600.64	2.6
	95.001 - 100.000	51	6,638,472.31	0.7
	Total:	**6,902**	**911,879,326.43**	**100.0**
Documentation Type	Full	5,002	620,214,386.46	68.0
	Stated Income / Stated Assets	1,386	202,953,031.11	22.3
	No Doc	36	6,705,780.15	0.7
	Reduced	478	82,006,128.72	9.0
	Total:	**6,902**	**911,879,326.43**	**100.0**

Occupancy Status	Investment / Non-owner	598	54,570,778.94	6.0
	Primary	6,237	848,788,888.16	93.1
	Second Home	67	8,519,659.33	0.9
	Total:	**6,902**	**911,879,326.43**	**100.0**
State	California	1,454	302,418,738.08	33.2
	Florida	856	89,218,388.13	9.8
	Illinois	429	51,527,951.20	5.7
	New York	222	36,143,447.22	4.0
	New Jersey	217	32,244,386.98	3.5
	Michigan	298	26,990,963.69	3.0
	Arizona	235	26,377,573.02	2.9
	Massachusetts	143	25,123,343.17	2.8
	Colorado	162	24,428,018.86	2.7
	Ohio	265	21,759,525.27	2.4
	Connecticut	146	21,183,304.12	2.3
	Washington	132	20,197,809.96	2.2
	Minnesota	167	19,907,873.54	2.2
	Georgia	143	16,911,356.70	1.9
	Pennsylvania	213	16,881,182.33	1.9
	Other	1,820	180,565,464.15	19.8
	Total:	**6,902**	**911,879,326.43**	**100.0**
Purpose	Purchase	2,956	367,749,573.17	40.3
	Refi Cashout	3,536	486,596,045.34	53.4
	Refi R/T	410	57,533,707.91	6.3
	Total:	**6,902**	**911,879,326.43**	**100.0**
Product Type	2YR FRM->ADJ	3,764	544,163,830.72	59.7
	3YR FRM->ADJ	1,507	193,979,622.45	21.3
	5YR FRM->ADJ	5	928,563.71	0.1
	6MO ADJ	1	130,121.98	0.0
	FIXED RATE	1,625	172,677,187.57	18.9
	Total:	**6,902**	**911,879,326.43**	**100.0**
Property Type	2-4 Family	586	80,984,873.78	8.9
	Condo	403	46,827,552.58	5.1
	Mfg. Housing	143	10,471,708.50	1.1
	Mobile home	5	434,762.94	0.0
	PUD	241	37,467,011.51	4.1
	Single Family	5,524	735,693,417.12	80.7
	Total:	**6,902**	**911,879,326.43**	**100.0**
ARM Margin	2.501 - 3.000	1	578,998.45	0.1
	3.001 - 3.500	1	68,314.95	0.0
	3.501 - 4.000	4	1,134,232.14	0.2
	4.001 - 4.500	23	5,250,417.17	0.7
	4.501 - 5.000	187	26,958,749.89	3.6

	5.001 - 5.500	151	24,159,806.19	3.3
	5.501 - 6.000	480	71,589,059.85	9.7
	6.001 - 6.500	789	114,420,117.56	15.5
	6.501 - 7.000	3,215	447,524,873.24	60.5
	7.001 - 7.500	161	18,685,527.25	2.5
	7.501 - 8.000	130	14,731,763.68	2.0
	8.001 - 8.500	82	9,498,290.87	1.3
	8.501 - 9.000	33	2,954,846.02	0.4
	9.001 - 9.500	14	1,303,079.15	0.2
	9.501 - 10.000	6	344,062.44	0.0
	Total:	**5,277**	**739,202,138.86**	**100.0**
ARM Months to Rate Reset	1 - 3	1	130,121.98	0.0
	10 - 12	2	110,053.22	0.0
	13 - 15	7	600,292.03	0.1
	16 - 18	153	23,452,115.67	3.2
	19 - 21	3,487	505,074,549.67	68.3
	22 - 24	116	14,953,334.99	2.0
	25 - 27	4	711,342.84	0.1
	28 - 30	34	5,404,827.60	0.7
	31 - 33	1,011	131,841,889.67	17.8
	34 - 36	457	55,995,047.47	7.6
	37 >=	5	928,563.71	0.1
	Total:	**5,277**	**739,202,138.86**	**100.0**
ARM Max Rate	11.501 - 12.000	1	578,998.45	0.1
	12.501 - 13.000	2	1,068,152.05	0.1
	13.001 - 13.500	6	1,651,074.65	0.2
	13.501 - 14.000	78	16,112,160.60	2.2
	14.001 - 14.500	226	50,201,582.93	6.8
	14.501 - 15.000	440	79,066,312.64	10.7
	15.001 - 15.500	514	85,461,391.41	11.6
	15.501 - 16.000	934	138,232,603.38	18.7
	16.001 - 16.500	877	116,652,424.20	15.8
	16.501 - 17.000	935	117,226,798.14	15.9
	17.001 - 17.500	517	59,955,958.36	8.1
	17.501 - 18.000	344	36,181,642.37	4.9
	18.001 - 18.500	172	17,060,339.52	2.3
	18.501 - 19.000	103	9,564,695.64	1.3
	19.001 - 19.500	58	4,795,576.58	0.6
	19.501 - 20.000	49	3,936,125.83	0.5
	20.001 >=	21	1,456,302.12	0.2
	Total:	**5,277**	**739,202,138.86**	**100.0**
ARM Min Rate	3.501 - 4.000	1	578,998.45	0.1
	5.001 - 5.500	2	601,588.27	0.1
	5.501 - 6.000	2	282,078.38	0.0
	6.001 - 6.500	8	882,943.05	0.1

	6.501 - 7.000	55	12,324,958.77	1.7
	7.001 - 7.500	180	39,078,985.99	5.3
	7.501 - 8.000	355	62,644,869.95	8.5
	8.001 - 8.500	440	78,436,095.09	10.6
	8.501 - 9.000	843	134,105,164.75	18.1
	9.001 - 9.500	865	121,593,270.03	16.4
	9.501 - 10.000	1,010	128,128,025.65	17.3
	10.001 - 10.500	604	69,520,061.28	9.4
	10.501 - 11.000	429	45,838,410.68	6.2
	11.001 - 11.500	203	19,921,319.18	2.7
	11.501 - 12.000	125	12,491,722.04	1.7
	12.001 - 12.500	73	6,439,492.15	0.9
	12.501 - 13.000	57	4,487,164.48	0.6
	13.001 - 13.500	14	994,746.35	0.1
	13.501 - 14.000	8	679,609.51	0.1
	14.001 - 14.500	2	146,119.95	0.0
	14.501 - 15.000	1	26,514.87	0.0
	Total:	**5,277**	**739,202,138.86**	**100.0**
Initial Periodic Cap	1.0	193	20,701,409.79	2.8
	1.5	140	22,249,967.15	3.0
	2.0	24	5,876,721.08	0.8
	3.0	4,919	690,238,304.84	93.4
	5.0	1	135,736.01	0.0
	Total:	**5,277**	**739,202,138.86**	**100.0**
Subsequent Periodic Cap	1.0	1,155	156,520,459.93	21.2
	1.4	1	63,926.09	0.0
	1.5	4,116	581,248,104.69	78.6
	2.0	4	1,217,786.84	0.2
	2.1	1	151,861.32	0.0
	Total:	**5,277**	**739,202,138.86**	**100.0**

DERIVED INFORMATION [2/14/02]

[$115,000,000] Bonds Offered (Approximate)

CSFB Trust Series 2002-HE4

Credit Suisse First Boston Mortgage Acceptance Corp.
Depositor

[ ]
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-F	[100,000,000]	III	Senior/Fixed	[%]	[3.5]	AAA/Aaa
A-F-IO	Notional (4)	III	Senior/Schedule IO	[5.50%]	N/A	AAA/Aaa
M-F-1	[4,900,000]	III	Mezzanine/Fixed	[%]	[6.6]	AA/Aa2
M-F-2	[4,900,000]	III	Mezzanine/Fixed	[%]	[6.6]	A/A2
B-F	[5,200,000]	III	Subordinate/Fixed	[%]	[6.6]	BBB/Baa3
Total	[115,000,000]					

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P)
R (3)	[50]	III	Residual	[%]	N/A	AAA
P-F	[50]	III	Prepay Penalties	N/A	N/A	N/A
X-F	[0]	III	Subordinate/Excess	N/A	N/A	N/A

(1) The collateral ramp assumes [4%] CPR increasing to [20%] CPR in month [12]. Bonds are priced to call.
(2) The coupons on the Offered Certificates, other than the A-F-IO, are capped by the Net Funds Cap as described below.
(3) Non-economic residual with the tax liabilities of the REMIC.
(4) A Notional Balance equal to the lesser of (i) the Class A-F-IO schedule (see page 8) and (ii) the aggregate collateral balance.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston Corp (sole manager).
Depositor:	Credit Suisse First Boston Mortgage Acceptance Corp.
Servicer:	[79%] by Olympus Servicing, L.P. and [21%] by Ocwen Federal Bank FSB
Special Servicer:	Olympus Servicing, L.P. (formerly Calmco Servicing, L.P.)
Trustee:	TBD
Bond Insurer:	Financial Security Assurance Inc. (AAA/Aaa)
Cut-off Date:	On or about February 1, 2002 for the initial Mortgage Loans.
Investor Settlement:	On or about [February 27, 2002], Closing Date [February 26, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in March 2002
Accrual Period:	For any class of certificates and any Distribution Date, the calendar month immediately prior to the month of such Distribution Date.
Delay Days:	[24] days.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "Fixed PPC") describes prepayments starting at [4%] CPR in month 1, increasing by approximately [1.4545%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter.
Certificate Ratings:	The Class A Certificates, Class M-F-1, Class M-F-2, and Class B-F Certificates are expected to be rated by S&P and Moody's. Class A-F: AAA/Aaa Class M-F-1: AA/Aa2 Class M-F-2: A/A2 Class B-F: BBB/Baa3
Optional Call:	The transaction will have a 10% optional call.
Prefunding Amount:	Approximately [20% - 25%].
Capitalized Interest Acct:	TBD
Offered Certificates:	The Class A-F, Class A-F-IO, Class M-F-1, Class M-F-2, and Class B-F Certificates
ERISA Eligibility:	[Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-F, Class A-F-IO, Class M-F-1, Class M-F-2, and Class B-F may be purchased by employee benefit plans that are subject to ERISA]
SMMEA Treatment:	[The Class A-F, Class A-F-IO, and Class M-F-1 ***will*** constitute "mortgage related securities" for purposes of SMMEA. The Class M-F-2 and Class B-F ***will not*** constitute "mortgage related securities" for purposes of SMMEA].
Taxation:	REMIC.
Optional Termination:	[10%] optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount
Coupon Step-up:	If the optional clean-up call is not exercised, the per annum pass-through rate on the Certificates, except Class A-F-IO, will be increased by 50 basis points.

Expense Fee Rate:	The per annum rate at which the servicing, trustee, loss mitigation and mortgage insurer fees (as applicable) accrue.
Pass-through Rate:	The pass-through rate for each Class of Certificates (other than Class A-F-IO) for each Distribution Date is a per annum rate equal to the lesser of (i) the applicable pass through rate as set forth on page 2 and (ii) the applicable Net Funds Cap. The pass-through rate for the Class A-F-IO Certificates for each Distribution Date is a per annum rate equal to [5.50%].
Net Funds Cap:	For any Distribution Date, will be the annual rate equal to a fraction, expressed as a percentage, (a) the numerator of which is (1) the Optimal Interest Remittance Amount for the related Collection Period, minus (2) the Current Interest for the Class A-F-IO Certificates for such date, and (b)the denominator of which is the Aggregate Collateral Balance for the immediately preceding Distribution Date (or as of the cut-off date for the first Distribution Date).
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates (except Class A-F-IO) is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	A rate equal to (i) the weighted average of the mortgage rates of the loan pool less (ii) the weighted average Expense Fee Rate of the mortgage loans.
Net Mortgage Rate:	As to each mortgage loan and Distribution Date, the per annum the mortgage rate less the Expense Fee Rate.
Optimal Interest Remittance Amount:	For any Distribution Date, the excess of (i) the product of (1) (x) the weighted average Net Mortgage Rate of the mortgage loans as of the first day of the related Collection Period less the product of (a) the FSA Premium Rate multiplied by (b) the aggregate Class Principal Balance of the Class A-F Certificates, divided by the Aggregate Collateral Balance as of the first day of the related Collection Period, divided by (y) 12 and (2) the Aggregate Collateral Balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount which did not arise as a result of a default or delinquency of the related Mortgage Loans.
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.
Interest Carry Forward Amount:	For each Class of Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.
Credit Enhancement:	1. Excess cashflow (including claims on any MI policies); 2. Overcollateralization; 3. Subordination (see table below).

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A-F	[13.00]%	[15.25]%	[30.50]%
M-F-1	[8.75]%	[11.00]%	[22.00]%
M-F-2	[4.50]%	[6.75]%	[13.50]%
B-F	[0.00]%	[2.25]%	[4.50]%

* Prior to stepdown date, based on Maximum Pool Balance.
** On or after stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is [2.25]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [4.50]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date and the senior certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-F-1, Class M-F-2 and Class B-F Certificates and (ii) the overcollateralization amount, in each case prior taking into account the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the related remittance period.

Stepdown Date: The later to occur of (i) the Distribution Date in March 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to [30.50]%.

Trigger Event: TDB

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Distributions to Certificateholders:

I. The Interest Remittance Amount of each loan group will be distributed on each Distribution Date as follows:

1. To mortgage insurance provider (if any), the policy premium amount;
2. To the Trustee, the trustee fee;
3. Concurrently, to the Class R Certificate, the Class A-F Certificates and the Class A-F-IO Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*;
4. To the Class M-F-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. To the Class M-F-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. To the Class B-F Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
7. For application as part of monthly excess cash flow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. To Class R and then to the Class A-F Certificates, 100% of the Principal Distribution Amount until the Class Certificate Balances of each such Class has been reduced to zero.
2. Sequentially, to the Class M-F-1, M-F-2 and B-F Certificates, in that order, until the respective Class

Certificate Balances are reduced to zero; and

3. For application as part of monthly excess cash flow.

III. Collections of principal on and after the Stepdown Date (assuming no Trigger Event is in effect) will be allocated in the following priority:

1. To the Class A-F Certificates, in accordance with the Target Credit Enhancement percentages;
2. Sequentially, to the Class M-F-1, Class M-F-2, and Class B-F Certificates in accordance with the Target Credit Enhancement percentages for each class; and
3. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X Certificates.
2. a) Prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
3. To the Class M-F-1 Certificates, any unpaid realized loss amounts for such Class;
4. To the Class M-F-2 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class B-F Certificates, any unpaid realized loss amounts for such Class;
6. To the Class A-F Certificates, any Basis Risk Carry Forward Amounts, for such Classes, *pro rata*;
7. To the Class M-F-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
8. To the Class M-F-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
9. To the Class B-F Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
11. To the Class X-F Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
12. To the Class R Certificates, any remaining amount.

BOND SUMMARY

To Call

Class A-F

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	6.5	4.6	3.5	2.8	2.3	1.6
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	210	155	119	95	78	56

Class M-F-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	12.0	8.6	6.6	5.3	4.6	4.2
First Pay (Month)	74	51	39	38	40	45
Last Pay (Month)	210	155	119	95	78	56

Class M-F-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	12.0	8.6	6.6	5.3	4.5	3.9
First Pay (Month)	74	51	39	37	39	41
Last Pay (Month)	210	155	119	95	78	56

Class B-F

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	12.0	8.6	6.6	5.3	4.5	3.7
First Pay (Month)	74	51	39	37	37	38
Last Pay (Month)	210	155	119	95	78	56

To Maturity

Class A-F

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	6.8	4.9	3.8	3.1	2.5	1.8
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	342	305	251	205	172	124

Class M-F-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	12.9	9.4	7.2	5.8	5.0	4.5
First Pay (Month)	74	51	39	38	40	45
Last Pay (Month)	314	255	200	164	135	97

Class M-F-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	12.8	9.3	7.1	5.7	4.9	4.1
First Pay (Month)	74	51	39	37	39	41
Last Pay (Month)	302	238	185	152	125	90

Class B-F

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	12.5	9.0	6.9	5.5	4.7	3.8
First Pay (Month)	74	51	39	37	37	38
Last Pay (Month)	278	211	166	133	110	79

CLASS A-F-IO NOTIONAL SCHEDULE

Distribution Date	Class A-F-IO Notional Balance
Mar-02	29,300,000.00
Apr-02	27,100,000.00
May-02	25,100,000.00
Jun-02	23,300,000.00
Jul-02	21,500,000.00
Aug-02	19,900,000.00
Sep-02	18,500,000.00
Oct-02	17,100,000.00
Nov-02	15,800,000.00
Dec-02	14,600,000.00
Jan-03	13,600,000.00
Feb-03	12,500,000.00
Mar-03	11,600,000.00
Apr-03	10,700,000.00
May-03	10,000,000.00
Jun-03	9,200,000.00
Jul-03	8,500,000.00
Aug-03	7,900,000.00
Sep-03	7,300,000.00
Oct-03	6,800,000.00
Nov-03	6,300,000.00
Dec-03	5,800,000.00
Jan-04	5,400,000.00
Feb-04	5,000,000.00
Mar-04 & thereafter	-

Statistical Collateral Summary

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 02/01/02 cutoff date (or 03/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	1,103		
Total Outstanding Loan Balance	$108,317,110.51		
Average Loan Current Balance	$98,202.28	$15,181.22	$559,492.91
Weighted Average Original LTV – First Liens	77.735%		
Weighted Average Coupon	9.002%	6.650%	13.500%
Weighted Average FICO (Non-Zero)	621		
Weighted Average Age (Months)	4		
% First Liens	100.00%		
% Fixed	100.00%		

		Loan Count	Balance	%
Current Rate	6.501 - 7.000	13	2,572,640.52	2.4
	7.001 - 7.500	47	6,063,897.64	5.6
	7.501 - 8.000	119	16,508,286.15	15.2
	8.001 - 8.500	147	16,946,184.25	15.6
	8.501 - 9.000	211	20,711,088.85	19.1
	9.001 - 9.500	167	14,192,109.13	13.1
	9.501 - 10.000	182	14,856,759.75	13.7
	10.001 - 10.500	76	5,514,013.90	5.1
	10.501 - 11.000	73	6,008,539.83	5.5
	11.001 - 11.500	35	2,386,447.43	2.2
	11.501 - 12.000	22	1,841,010.67	1.7
	12.001 - 12.500	8	492,903.91	0.5
	12.501 - 13.000	1	66,268.67	0.1
	13.001 - 13.500	2	156,959.80	0.1
	Total:	**1,103**	**108,317,110.51**	**100.0**
FICO	Not Available	2	61,716.36	0.1
	501 - 525	20	1,656,248.59	1.5
	526 - 550	114	9,691,588.71	8.9
	551 - 575	176	16,157,106.73	14.9
	576 - 600	199	18,305,136.35	16.9
	601 - 625	158	15,614,233.40	14.4
	626 - 650	141	14,613,820.58	13.5
	651 - 675	121	13,260,415.77	12.2
	676 - 700	72	7,683,575.43	7.1
	701 - 725	39	4,128,753.66	3.8
	726 - 750	33	3,759,928.58	3.5
	751 - 775	18	2,276,945.30	2.1
	776 - 800	6	624,415.08	0.6
	801 - 825	4	483,225.97	0.4
	Total:	**1,103**	**108,317,110.51**	**100.0**

Scheduled Balance	0.01 - 50,000.00	235	9,238,376.81	8.5
	50,000.01 - 100,000.00	488	35,159,378.42	32.5
	100,000.01 - 150,000.00	194	23,647,263.34	21.8
	150,000.01 - 200,000.00	95	16,316,967.11	15.1
	200,000.01 - 250,000.00	49	10,855,685.41	10.0
	250,000.01 - 300,000.00	29	7,946,635.58	7.3
	300,000.01 - 350,000.00	7	2,320,915.65	2.1
	350,000.01 - 400,000.00	2	777,068.84	0.7
	400,000.01 - 450,000.00	1	403,048.01	0.4
	500,000.01 - 550,000.00	1	534,625.29	0.5
	550,000.01 - 600,000.00	2	1,117,146.05	1.0
	Total:	**1,103**	**108,317,110.51**	**100.0**
Original LTV	<= 50.000	58	4,019,785.96	3.7
	50.001 - 55.000	16	895,061.28	0.8
	55.001 - 60.000	30	2,703,999.41	2.5
	60.001 - 65.000	48	4,817,410.57	4.4
	65.001 - 70.000	71	6,261,181.97	5.8
	70.001 - 75.000	133	12,721,329.13	11.7
	75.001 - 80.000	349	35,679,256.10	32.9
	80.001 - 85.000	231	23,319,947.19	21.5
	85.001 - 90.000	134	13,697,510.06	12.6
	90.001 - 95.000	26	3,511,616.13	3.2
	95.001 - 100.000	7	690,012.70	0.6
	Total:	**1,103**	**108,317,110.51**	**100.0**
Documentation Type	Full	915	85,399,731.63	78.8
	Stated Income / Stated Assets	113	13,531,286.64	12.5
	No Doc	51	6,993,648.62	6.5
	Reduced	24	2,392,443.62	2.2
	Total:	**1,103**	**108,317,110.51**	**100.0**
Occupancy Status	Investment / Non-owner	102	8,194,649.02	7.6
	Primary	987	98,957,757.51	91.4
	Second Home	14	1,164,703.98	1.1
	Total:	**1,103**	**108,317,110.51**	**100.0**
State	California	109	19,363,066.51	17.9
	Texas	131	13,394,260.93	12.4
	Pennsylvania	119	8,304,070.55	7.7
	Florida	71	7,191,594.66	6.6
	Ohio	74	5,243,781.46	4.8
	Indiana	77	4,987,201.57	4.6
	North Carolina	65	4,743,989.76	4.4
	New York	32	4,521,691.53	4.2
	Illinois	42	3,498,457.48	3.2
	Colorado	20	2,967,793.23	2.7
	Washington	20	2,781,688.95	2.6

71

	Arizona	22	2,624,390.47	2.4
	Georgia	24	2,258,214.11	2.1
	Michigan	27	2,251,661.36	2.1
	New Jersey	13	2,154,309.33	2.0
	Other	257	22,030,938.60	20.3
	Total:	**1,103**	**108,317,110.51**	**100.0**
Purpose	Purchase	189	19,741,287.65	18.2
	Refi Cashout	888	85,657,742.12	79.1
	Refi R/T	26	2,918,080.74	2.7
	Total:	**1,103**	**108,317,110.51**	**100.0**
Product Type	FIXED RATE	1,103	108,317,110.51	100.0
	Total:	**1,103**	**108,317,110.51**	**100.0**
Property Type	2-4 Family	62	6,992,538.67	6.5
	Condo	41	3,788,856.82	3.5
	Mfg. Housing	71	4,675,461.71	4.3
	PUD	51	8,176,547.65	7.5
	Single Family	878	84,683,705.66	78.2
	Total:	**1,103**	**108,317,110.51**	**100.0**